FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2

(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS—ASSETS

		June 30, 2003			June 30, 2002	Dec. 31, 2002
(In millions of €)	Note	GROSS	DEP., AMORT. & RESERVES	NET	NET	NET
INTANGIBLE ASSETS	8	5,289.8	2,301.4	2,988.4	4,001.2	3,903.0
GOODWILL		10,934.5	2,365.9	8,568.6	9,504.6	8,710.9
TANGIBLE ASSETS
Owned outright	8	45,037.9	24,265.0	20,772.9	27,192.1	24,682.3
Under concession		8,293.7	2,669.2	5,624.5	5,506.1	5,604.0
Construction in progress and down payments		2,444.4	4.4	2,440.0	3,054.1	2,989.5
FINANCIAL ASSETS
Equity securities	9.1	3,959.0	1,642.3	2,316.7	7,033.1	5,733.6
Companies accounted for under the equity method	7	3,442.1	64.0	3,378.1	2,963.5	3,270.4
Other financial assets		2,407.8	670.9	1,736.9	1,628.9	2,095.8

TOTAL NON-CURRENT ASSETS		81,809.2	33,983.1	47,826.1	60,883.6	56,989.5

INVENTORIES & WORK INPROGRESS		2,842.1	113.7	2,728.4	4,455.3	2,652.6
ACCOUNTS RECEIVABLE
Trade accounts and notes receivable		10,084.9	589.0	9,495.9	9,525.1	9,967.1
Other receivables		3,516.6	146.2	3,370.4	4,042.1	3,702.7
MARKETABLE SECURITIES AND CASH AND CASH EQUIVALENTS
Marketable securities	9.2	5,730.0	100.1	5,629.9	1,106.5	2,575.7
Cash and cash equivalents		5,592.5		5,592.5	3,791.4	5,963.2
PREPAID EXPENSES	10	2,609.3		2,609.3	2,652.2	2,300.5

TOTAL CURRENT ASSETS		30,375.4	949.0	29,426.4	25,572.6	27,161.8

TOTAL ASSETS		112,184.6	34,932.1	77,252.5	86,456.2	84,151.3

CONSOLIDATED BALANCE SHEETS—

LIABILITIES AND SHAREHOLDERS’ EQUITY

(In millions of €)	Note	June 30, 2003	June 30, 2002	Dec. 31, 2002
Share capital		2,015.2	2,054.1	2,014.8
Additional paid-in capital		6,442.4	6,981.5	6,439.8
Consolidated reserves		3,186.9	5,213.9	5,048.9
Cumulative translation adjustment	11.2	(2,085.3)	(1,230.0)	(1,691.0)
Net income/(loss) for the period		(1,642.3)	163.8	(862.5)
Treasury stock	11.1	(372.6)	(850.3)	(372.6)

SHAREHOLDERS’ EQUITY		7,544.3	12,333.0	10,577.5

MINORITY INTERESTS	12	4,846.2	5,475.5	5,190.7

TOTAL SHAREHOLDERS’ EQUITY		12,390.5	17,808.5	15,768.2

SPECIAL CONCESSION ACCOUNTS		4,884.0	4,770.5	4,849.2
RESERVES FOR CONTINGENCIES AND LOSSES	13	10,754.3	9,742.5	10,208.1
BORROWINGS & LONG-TERM DEBT	14	31,523.8	33,175.3	34,544.5
ACCOUNTS PAYABLE
Advances and down payments received on orders		1,515.2	3,345.9	1,543.9
Trade payables		5,946.4	5,843.2	6,643.2
Other accounts payable		6,619.9	7,131.4	6,558.6
DEFERRED INCOME	10	3,618.4	4,638.9	4,035.5

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		77,252.5	86,456.2	84,151.3

CONSOLIDATED STATEMENTS OF INCOME

(In millions of €, unless per share)	Note	Six months ended June 30, 2003	Six months ended June 30, 2002 published	Six months ended June 30, 2002 pro forma	Year ended Dec. 31, 2002 published	Year ended Dec. 31, 2002 pro forma
REVENUES (a)		20,684.0	22,450.5	19,827.1	46,089.8	40,783.9
OTHER INCOME		810.4	952.7	952.7	2,073.6	2,073.6
Other operating income	3.1	545.3	731.9	731.9	1,606.3	1,606.3
Income from mixed inter-municipal companies and partnerships	3.2	265.1	220.8	220.8	467.3	467.3
OPERATING EXPENSES		18,208.7	19,587.7	16,964.3	41,384.9	36,079.0
Purchases and changes in inventories (a)		6,509.2	8,620.1	5,996.7	17,127.3	11,821.4
Receipts on behalf of local authorities		480.9	452.8	452.8	1,081.2	1,081.2
Taxes and related payments		416.9	421.6	421.6	852.7	852.7
Salaries, wages and social security charges		4,574.4	4,563.4	4,563.4	9,295.0	9,295.0
Other operating expenses		6,227.3	5,529.8	5,529.8	13,028.7	13,028.7
OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION AND PROVISIONS		3,285.7	3,815.5	3,815.5	6,778.5	6,778.5
Depreciation, amortization and provisions		1,495.6	1,557.9	1,557.9	3,070.9	3,070.9

OPERATING INCOME	3	1,790.1	2,257.6	2,257.6	3,707.6	3,707.6

FINANCIAL INCOME/(LOSS)	4	(473.2)	(526.6)	(526.6)	(976.0)	(976.0)

CURRENT INCOME OF CONSOLIDATED COMPANIES		1,316.9	1,731.0	1,731.0	2,731.6	2,731.6

EXCEPTIONAL INCOME/(LOSS)	5	(2,016.0)	(208.6)	(208.6)	(1,783.7)	(1,783.7)

Income tax	6	(360.5)	(505.7)	(505.7)	(657.1)	(657.1)
Share in income of companies accounted for under the equity method	7	83.7	(16.2)	(16.2)	51.4	51.4
INCOME BEFORE AMORTIZATION OF GOODWILL		(975.9)	1,000.5	1,000.5	342.2	342.2
Amortization of goodwill		(185.1)	(210.2)	(210.2)	(382.6)	(382.6)
Group share of goodwill amortization		(169.2)	(193.4)	(193.4)	(350.1)	(350.1)

TOTAL NET INCOME/(LOSS)		(1,161.0)	790.3	790.3	(40.4)	(40.4)

Minority interests	12	481.3	626.5	626.5	822.1	822.1
NET INCOME/(LOSS)		(1,642.3)	163.8	163.8	(862.5)	(862.5)

EARNINGS PER SHARE (in €)		(1.65)	0.17	0.17	(0.87)	(0.87)
DILUTED EARNINGS PER SHARE (in €)		(1.65)	0.17	0.17	(0.87)	(0.87)

(a)	The 2002 data has been adjusted because of the change in accounting method for the trading activity (refer to Note 1).

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of €)	Six months ended June 30, 2003	Six months ended June 30, 2002	Year ended Dec. 31, 2002
Net income/(loss)	(1,642.3)	163.8	(862.5)
Share in net income of companies accounted for under the equity method (net of dividends received)	39.1	122.7	(19.0)
Net depreciation, amortization and provisions	2,860.4	2,257.9	5,659.4
Net capital gains/(losses) on disposals of assets	719.2	(789.9)	(1,362.1)
Minority interests	481.3	626.5	822.1
Other	(170.7)	586.7	618.8
Gross Cash Flow	2,287.0	2,967.7	4,856.7
Changes in:
Inventory	(389.9)	(297.2)	62.6
Receivables	627.9	(538.2)	(806.5)
Payables	(193,9)	243.6	620.4

Total operating working capital cash flows	44.1	(591.8)	(123.5)
Other	85.7	303.8	93.3
CASH FLOW FROM OPERATING ACTIVITIES	2,416.8	2,679.7	4,826.5

Purchase of tangible and intangible investments	(1,351.6)	(1,953.9)	(4,157.8)
Purchase of financial investments	(627.8)	(2,735.4)	(4,174.0)
Disposals of tangible and intangible assets	118.9	70.8	878.9
Disposals of financial assets	3,296.8	2,268.4	4,154.7
Cash acquired from acquisitions net of cash disposed of in divestitures (1)	48.0	16.9	(34.0)
Increase (decrease) in other assets	(25.3)	(493.8)	186.3
Other cash requirements	(73.7)	(46.3)	(55.0)
CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	1,385.3	(2,873.3)	(3,200.9)

Dividends distributed	(1,543.4)	(1,579.8)	(1,646.0)
Repayment of long-term debt	(11,715.8)	(4,517.0)	(14,738.1)
Increase in long-term debt	10,977.6	5,479.6	18,121.0
Treasury stock movements	0.0	(19.8)	(145.2)
Increase in total shareholders’ equity	14.2	133.0	128.1
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(2,267.4)	(504.0)	1,719.8

Effect of changes in consolidation method & exchange rates	(109.8)	(45.7)	(356.8)
TOTAL CASH FLOW FOR THE PERIOD	1,424.9	(743.3)	2,988.6

CASH AT BEGINNING OF PERIOD	7,875.0	4,886.4	4,886.4
CASH AT END OF PERIOD (2)	9,299.9	4,143.1	7,875.0

(1)	Cash balances of companies acquired or over which the Group has gained control less the cash balances of consolidated companies sold
(2)	Cash balances comprise the following:

(In millions of €)	June 30, 2003	June 30, 2002	Dec. 31, 2002
Cash and cash equivalents	5,592.5	3,791.4	5,963.1
Marketable securities (3)	3,707.4	351.7	1,911.9

Total	9,299.9	4,143.1	7,875.0

(3)	Cash balances only include quasi-liquid marketable securities. They correspond to short-term investments with an initial maturity of less than 3 months that are readily convertible into known amounts of cash. The shares of listed and non-listed companies are thus excluded.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In millions of €)	Note	Share capital	Additional paid-in capital	Consolidated reserves	Cumulative Translation Adjustment	Treasury stock	Shareholders’ equity
Shareholders’ equity as of December 31, 2001		2,052.6	6,843.3	6,219.5	112.3	(830.5)	14,397.2

Shares issued for employees		25.4	225.1	2.6			253.1
Conversion of debenture loans		1.5	10.8	0.2			12.5
Change in value of treasury shares						(146.7)	(146.7)
Reclassification of treasury shares						(348.6)	(348.6)
Cancellation of treasury shares		(64.7)	(767.6)	(120.9)		953.2	0.0
Dividends distributed				(1,006.6)		2.5	(1,004.1)
Changes in cumulative translation adjustment					(1,803.3)		(1,803.3)
Application of regulation 2000-06 on liabilities				(48.3)			(48.3)
Reversal of goodwill			128.2				128.2
Net income/(loss) for the period				(860.0)		(2.5)	(862.5)

Shareholders’ equity as of December 31, 2002		2,014.8	6,439.8	4,186.5	(1,691.0)	(372.6)	10,577.5

Conversion of debenture loans		0.4	2.6				3.0
Dividends distributed				(999.6)			(999.6)
Changes in cumulative translation adjustment	11.2				(394.3)		(394.3)
Net income/(loss) for the period				(1,642.3)			(1,642.3)

Shareholders’ equity as of June 30, 2003	11	2,015.2	6,442.4	1,544.6	(2,085.3)	(372.6)	7,544.3

THE GROUP CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2003 REFLECT:

•	Satisfactory growth in operational indicators (organic growth in revenues, EBITDA, and gross cash flow of activities: up 8.4%, 5% and 3.3%, respectively).

•	The success of the accelerated debt reduction and refocusing policy initiated at the end of 2002. The objective of the 2003-2004 action plan, announced on January 9, is to improve both the profitability and financial structure of SUEZ. This plan concentrates the Group on its strengths and on the most profitable activities. The asset disposals over the first half contributed nearly €6 billion to debt reduction. Net debt stood at €20 billion (before taking into account the sale of Ondeo Nalco), compared to €26 billion at the end of 2002 and €28 billion at the end of June 2002.

•	The exceptional losses related to the action plan (disposals and cost reduction) amount to €2 billion. The action plan results in costs for 2003 but will generate new opportunities, and recurring and progressive benefits thereafter, allowing SUEZ to improve future financial results.

1—REVENUES TRENDS

Gross change	Organic growth (b)	In millions of €	June 30, 2003	% International	June 30, 2002(a)
+ 9.7%	+9.2%	Energy	13,092.2	41.1%	11,933.4
-4.9%	+7.1%	Environment	7,214.3	63.9%	7,583.5
+ 4.0%	+8.4%	Total Businesses	20,306.5	49.2%	19,516.9
+ 21.7%	+9.4%	Other	377.5	4.9%	310.2
+ 4.3%	+8.4%	GROUP TOTAL	20,684.0	48.4%	19,827.1

(a)	Published in 2002, after netting energy trading purchases and sales (refer to Note 1 of the consolidated financial statements).
(b)	Based on 2002 and 2003 comparable revenues: constant accounting methods, 2003 exchange rate and after netting energy trading purchases and sales, excluding natural gas price variations and changes in Group structure.

Total Group revenues as of June 30, 2003 amounted to €20.7 billion, up by 4.3% in comparison with 2002.

Revenue growth includes negative exchange rate fluctuations, favorable impacts on the 2003 first half of gas price increases in comparison with the first half of 2002, and non-significant net changes in Group structure.

➢	Exchange rate fluctuations (€-1,002 million): This mainly comprises the US dollar (€-436 million), South American currencies (including the Brazilian real for €-286 million and the Argentine peso for €-58 million), and the pound sterling (€-66 million).

➢	Changes in Group structure (€+8 million): This mainly comprises the partial sale of Northumbrian (€-404 million), the proportional consolidation of Acea Electrabel S.p.A and Tirreno Power—formerly Interpower—in Italy, and the full consolidation of Polaniec in Poland (€+401 million for the 3 companies).

➢	Natural gas price impact: Gas prices increased in comparison with the first half of 2002, resulting in revenue growth of €312 million.

On a comparable basis, organic growth in revenues stood at 8.4%. This growth stems from Energy (+9.2%) and Environment (+7.1%). Energy benefited from sustained activity in the gas sector, resulting from strong portfolio optimization transactions (€+178 million), a harsh winter, and the start-up of new power plants (€+176 million). Environment benefits from the coming into force of the Puerto Rico contract (€+226 million).

REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

Revenues primarily relate to Europe and North America, i.e. 89.7% of the total, with growth of 9.4% in comparison with the first half of 2002.

In millions of €	June 30, 2003	June 30, 2002(a)	Gross change
France	4,781.0	4,578.8	+4.4%
Belgium	5,893.7	5,295.3	+11.3%

France and Belgium subtotal	10,674.7	9,874.1	+8.1%

Other European Union	4,635.5	4,669.7	-0.7%
Other European countries	720.2	426.7	+68.8%
North America(b)	2,527.2	1,986.4	+27.2%

Europe and North America subtotal	18,557.6	16,956.9	+9.4%

South America	832.9	1,421.6	-41.4%
Asia and Oceania	1,004.6	1,108.6	-9.4%
Africa	288.9	340.0	-15.0%

TOTAL	20,684.0	19,827.1	+4.3%

(a)	Published in 2002 after netting energy trading purchases and sales
(b)	Including Mexico

Growth in France and Belgium remains sustained. The Other European Union zone declined because of the partial sale of Northumbrian. The robust growth in North America is approximately 40% attributable to the new Puerto Rico contract, while the increase in the Other European countries zone stems from the consolidation of Polaniec. The decrease in South America, Asia and Oceania is mainly related to the depreciation of local currencies and the US dollar, as well as the non-recurring positive impact of electricity rationing in Brazil in 2002.

2—TRENDS BY BUSINESS

2.1    ENERGY

In millions of €	June 30, 2003				June 30, 2002
	Revenues	Δ%	EBITDA	Margin	Revenues(1)	EBITDA	Margin
EGE	6,279.1	18.4%	1,320.2	21.0%	5,303.8	1,370.0	25.8%
EGI	2,111.2	2.0%	621.2	29.4%	2,069.4	788.0	38.1%
SEI	4,701.9	3.1%	276.1	5.9%	4,560.2	283.6	6.2%

Energy total	13,092.2	9.7%	2,217.5	16.9%	11,933.4	2,441.6	20.5%

(1)	Published in 2002, after netting energy trading purchases and sales

Energy recorded revenues of €13.1 billion, up by 9.7% in comparison with the first half of 2002.

Organic Energy growth stood at 9.2%, taking into account exchange rate fluctuations (€-520 million, i.e. -4.4%, mainly due to the drop in the US dollar and the Brazilian real compared to the euro), changes in Group structure (€+323 million, i.e. +2.7%, following the increased presence of Electrabel in Italy and Poland) and gas price variations (€+312 million, i.e. +2.6%).

Energy EBITDA decreased by €225 million in comparison with the first half of 2002, due to the unfavorable trend of exchange rates (€-231 million) and changes in Group structure (€-96 million, the aforementioned changes in Group structure did not offset the impact of accounting for Elia, operator of Belgium’s electricity transmission network, under the equity method since October 2002). Excluding Group structure and exchange rate fluctuations, EBITDA growth stood at 5%, despite the one-time rationing profits recorded in 2002 by Tractebel Energia in Brazil.

The Group structure changes, the impact of a higher gas price on sales and the effect of Brazilian rationing explain the change in the margin rate (16.9% in the first half of 2003, compared to 20.5% in the first half of 2002). Excluding these impacts, the margin rate was 17.3% in 2003, compared to 16.9% in the first half of 2002.

Electricity and Gas Europe (EGE)

EGE sales rose 18.4% over the first half of 2003. On a comparable basis, revenues increased by €525 million, which translates into an organic growth of 10%, sustained by surging gas sales:

➢	In Electricity

•	In Belgium, sales to all captive and deregulated customers increased slightly in volume despite a gradual deregulation of the market. These sales are stable in terms of value;

•	Outside of Belgium, electricity sales increased by €80 million compared to the first half of 2002.

➢	In Gas

•	Electrabel and Distrigaz gas sales to Belgian distributors were up following the first quarter’s increase in volumes due to a harsher winter than that of 2002;

•	Exports increased sharply (€73 million), resulting from a combination of one-time sales in Spain during the first half of 2003 and new supply contracts in France.

➢	Sales made in connection with the optimization of production assets and the contract portfolio. These sales of electricity, gas and other fuels amounted to €664 million, an increase of €178 million, mainly in gas sales.

EGE’s half-yearly EBITDA stood at €1,320 million, slightly down from the first half of 2002 (-€50 million, or -3.6%). Excluding changes in Group structure (equity accounting of Elia beginning October 2002 and reduction of dividends received on non-strategic investments, partially offset by the consolidation of Acea, Tirrenopower and Polaniec), EBITDA increased by 3.2% compared to June 2002. The impact, for Electrabel and Fluxys, of rate reductions determined by the Belgian regulator was more than offset by EBITDA growth of Electricity outside of Belgium and gas distribution, which benefited from the cold winter of 2003, one-time export sales of LNG, and the optimization of its supply portfolio.

The EGE margin rate stood at 21% in the first half of 2003, compared to 25.8% in the first half of 2002. On a comparable basis (in particular excluding the accounting for Elia under the equity method) and excluding the impact of gas price variations on sales, the margin rates stood at 21.7% and 23.1% for the first half of 2003 and 2002, respectively.

Electricity and Gas International (EGI)

EGI sales rose by 2%, affected by the lower $/€ parity and the devaluation of the Brazilian real, for an increase of €417 million or 24.8% on a constant Group structure, exchange rate and gas price basis, while having been favorably influenced by rationing in Brazil in the first half of 2002. Primarily, this growth results from:

•	North America, with an increase in LNG activity (€+160 million), the positive impact of a harsh winter on heating activities and the start-up of three new power stations: Red Hills in Mississippi on April 1, 2002, Ennis in Texas on May 2, 2002, and Monterrey in Mexico on April 12, 2003 (€+124 million);

•	Latin America, where, excluding the electricity rationing impact, sales increased following the signature of new bilateral contracts with distributors at prices that exceeded the initial contracts (€+54 million) and the commissioning of the Cana Brava power station;

•	Asia, with the commissioning of the Bowin (Thailand) power station in late January 2003 (€+52 million), and the strong performance of Hanjin City Gas (Korea, €+19 million);

•	The LNG activity outside of North America (€+54 million).

EBITDA of EGI amounted €621 million, down by €166 million (21.2%) over last year because of the negative impact of exchange rate fluctuations (€230 million, including €153 million for the Brazilian real). EGI organic EBITDA growth totaled €72 million (+13.2%), despite a 2002 first half that benefited from the Brazil electricity rationing impact for €143 million. In the first half of 2003, EBITDA is driven by the commissioning of the aforementioned US, Thai and Brazilian power stations, an extremely favorable winter and the firmness of LNG margins in North America, as well as one-time revenues generated by the Middle-East zone.

A comparison of EGI margin rates (29.4% versus 38.1% in the first half of 2002) is influenced by the aforementioned electricity rationing impact and the effect of a higher gas price on sales. Excluding these impacts, the margin rates stood at 29.5% in the first half of 2003, compared to 26.7% in the first half of 2002.

Energy and Industry Services (EIS)

EIS sales increased 3.1% (growth in service activities and slight decline in installation activities). Organic growth was up 2.3%.

EBITDA of EIS stood at €276 million in the first half of 2003, down by approximately 3% in comparison with the previous year. However, performances differ between the Tractebel Energy Services (TES) activity, which posted EBITDA organic growth of 7.8% and the more cyclical Installations (Tractebel Installations Maintenance) activity, for which EBITDA declined by €26 million due to the slow-down in the economy which affected volume and margins with industrial clients in Belgium, the Netherlands and France.

2.2    ENVIRONMENT

In millions of €	June 30, 2003				June 30, 2002
	Revenues	Δ%	EBITDA	Margin	Revenues	EBITDA	Margin
SELS	5,920.9	-2.8%	983.4	16.6%	6,088.8	1,192.4	19.6%
SEIS	1,293.4	-13.5%	213.8	16.5%	1,494.7	248.7	16.6%

Environment total	7,214.3	-4.9%	1,197.2	16.6%	7,583.5	1,441.1	19.0%

SUEZ Environment Local Services (SELS)

SELS generated revenues of €5.9 billion, for a gross change of -2.8% which is the result of changes in Group structure (€-356 million), mainly related to the partial sale of Northumbrian, and exchange rate fluctuations (€-270 million, including €-63 million on the US dollar and €-118 million on South American currencies) offset by sustained organic growth. Excluding Puerto Rico, net growth amounted to €232 million or 4.4% (8.7% growth including this contract). The increase essentially stems from the Water and Waste Services activity in France (+3.8% and 5.5% respectively) and Spain. In France, the continuing development of sanitation for the industry and municipal markets, and the increase in volumes for landfilling of hazardous waste are the main growth factors. Degrémont’s development is continuing in Europe (numerous contracts signed in France, Spain and Italy). International activities have benefited from strong organic growth for Water in North America due to the July 1, 2002 start-up of the new Puerto Rico contract, which generated revenues of €226 million in the first half of 2003.

EBITDA of SELS amounted to €983 million, down by €209 million or 17.5% compared to the first half of 2002. This is mainly attributable to changes in Group structure (€-188 million, essentially from the sale of 75% of Northumbrian, the remaining 25% being accounted for under the equity method as of January 1, 2003) and exchange rate fluctuations (€-76 million, largely due to the drop in the average rates for South and North American currencies between the first halves of 2002 and 2003). Excluding Group structure changes and exchange rate fluctuations, organic growth in EBITDA stood at 5.9%, compared with the 4.4% increase in revenues excluding Puerto Rico (contract inception in July 2002, and break-even in the first half of 2003). We record satisfactory performances of Water and Waste Services in Europe and of the subsidiaries in Chile and Morocco, for which the operating expenses are covered by higher revenues and the growth of Degrémont. These favorable trends offset a downward shift in the US and Argentina contribution.

The SELS margin rate declined from 19.6% to 16.6% under the combined effect of the currency trend (mainly the Argentine and Chilean peso and the US dollar), and the sale of 75% of Northumbrian (EBITDA of €194 million in the first half of 2002 and an EBITDA / revenue margin of 48%, reflecting the particularly capital-intensive nature of the Water activity in the UK) and the start-up of the Puerto Rico contract.

Excluding the exchange rate, group structure and Puerto Rico impacts, the margin rates stood at 17.6% and 17.2% respectively in the first halves of 2002 and 2003.

SUEZ Environment Industrial Services (SEIS)

SEIS (Ondeo Nalco and OIS) revenues totaled €1.3 billion in the first half of 2003, compared to €1.5 billion for the corresponding period in 2002. The 13.5% decline is attributable to the decrease in the average exchange rate of the US dollar between the two periods.

Excluding the exchange rate fluctuations, net growth stood at 0.7%. The Ondeo Nalco activity is stable (+0.4%), and Ondeo Industrial Solutions activity is developing with significant contracts signed over the first half of 2003.

EBITDA of SEIS totaled €214 million, down by €35 million (14%) in comparison with the first half of 2002, because of the trend in the €/$ parity. Excluding foreign exchange effects, EBITDA is stable compared to 2002 in the context of a troubled US economy.

2.3    OTHER

In millions of €	June 30, 2003			June 30, 2002
	Revenues	Δ%	EBITDA	Revenues	EBITDA
Communication, Capital Investment & Other	377,5	21,7%	47,1	310,2	213,8

The Communication activity is the sole contributor to revenues of this segment. These revenues were mainly realized by Métropole Télévision and Noos, proportionally consolidated at 37.9% and 50.1%, respectively. Capital investment businesses and the parent companies (primarily SUEZ and Société Générale de Belgique) also contributed to this segment EBITDA.

Communication revenues rose by 21.7% between the first half 2002 and the first half of 2003. Organic growth of the Communication activity reached 9.4%, due to 20% growth in the diversification activities of M6 and the number of Noos subscribers. Communication EBITDA amounted to €98 million, compared with €54 million in the first half of 2002, up by €44 million because of the strong performances of Métropole Télévision (€+23 million) and cost-control measures at Noos (€+28 million).

Capital investment (SI Finances) EBITDA declined by €85 million due to the absence of significant disposals in the first half of 2003, whereas first half of 2002 recorded the sale of Labeyrie.

Finally, the disposal of Axa and particularly Fortis shares, in the first half of 2003, resulted in a €110 million decrease in dividends received.

3—OTHER INCOME STATEMENT ITEMS

EBITDA can be reconciled as follows with operating income:

In millions of €	June 30, 2003	June 30, 2002
EBITDA	3,462	4,097
Depreciation, amortization and provisions	(1,496)	(1,558)
Net income (loss) of companies accounted for under the equity method	(84)	16
Financial items not related to net debt	(66)	(266)
Other adjustments	(26)	(31)
Operating income	1,790	2,258

Depreciation, amortization and provisions declined slightly (4%) because of the sale of 75% of Northumbrian, exchange rate fluctuations, particularly for the pool of North and South American power stations, and the gradual decrease of depreciation charges for the Belgian nuclear facilities, which are partially offset by charges for newly commissioned power stations (primarily in the US and Asia).

Operating income stood at €1,790 million as of June 30, 2003 compared to €2,258 million in the first half of 2002, for a decrease of €467 million (20.7%), mainly attributable (€-129 million) to the sale of 75% of Northumbrian (for which the remaining 25% no longer contributes to operating income but rather to the income of companies accounted for under the equity method, see below), the accounting for Elia under the equity method (€-78 million) (fully consolidated in the first half of 2002) and the exchange rate fluctuations mentioned at the EBITDA level.

The net financial loss is €473 million, compared to a loss of €527 million in the first half of 2002, a €54 million improvement, despite a €147 million decrease in dividends from non-consolidated companies following the sales of Fortis, Total, Axa, Iberdrola and Scottish Power shares in the second half of 2002 or over 2003. The improvement results from lower net financial expenses (€-101 million) arising from the significant reduction in net debt (average indebtedness decreased by €5 billion compared to the first half of 2002), due to an acceleration in the disposals program (particularly the sale of Northumbrian, heavily indebted at €1.8 billion as of 12/31/2002, which contributed €50 million to the net financial loss of the first half of 2002, and which was sold for €1.3 billion). This improvement also results from the absence of foreign exchange losses recorded by certain foreign subsidiaries, Brazil and Thailand in particular, on their US dollar-denominated debt which affected net financial income in the first half of 2002.

The net exceptional loss is €2,016 million, compared to a loss of €209 million in the first half of 2002, which saw the impacts of the Argentine crisis partially offset by net capital gains on disposals (Elia, non-consolidated securities, etc.).

The net exceptional loss in the first half of 2003 includes an estimated capital loss on the sale of Ondeo Nalco in the amount of €700 million (€600 million for write-downs of intangible assets and €100 million for reserves for contingencies and losses), following the conclusion of a sales agreement on September 3, 2003. The Group, having decided to sell its assets from the Communication segment, recorded a €700 million write-down. The exceptional loss in the first half of 2003 also includes in the amount of €360 million the capital loss on the sale of 75% of Northumbrian, and the corresponding recording of a write-down provision for the 25% share retained by the Group. The sale of listed securities (Axa, Total, Fortis, SES and Iberdrola) generated a net capital loss in the amount of €64.6 million, in addition to write-downs in the amount of €88.8 million. Finally, the Group recorded restructuring expenses in the amount of €76 million, with respect to the implementation of the Optimax cost-reduction action plan.

The tax charge is €360 million, down 29% compared to the first half of 2002 (€506 million). The effective tax rate on current income is 27.7% (compared to 27.4% in the first half of 2002). The exceptional loss does not benefit from tax savings (non-taxable capital losses or write-downs and non-recognition of deferred tax assets in a loss-making period).

The share in income of companies accounted for under the equity method amounted to €84 million, compared to a loss of €16 million in 2002, mainly reflecting the accounting for Elia (operator of Belgium’s electrical transmission network) under the equity method in the first half of 2003 (fully consolidated in the first half of 2002) and the recording of one-time revenues in the Middle Eastern zone.

The minority interest share totals €481 million, compared to €626 million in the first half of 2002, which was affected in particular by the capital gain realized by Electrabel on the sale of 30% of Elia.

The Group share of net income stood at €-1,642 million (compared to €164 million in the first half of 2002) and breaks down as follows:

•	Current income, Group share, of the businesses for €571 million, slightly down in comparison with the first half of 2002 (4.1%), because of the sale of 75% of Northumbrian (estimated impact at €-46 million) and the negative contribution of the Puerto Rico contract, partially offset by the strong performances of Energy and Environment in France.

•	Other items of current income, Group share, for €-159 million (compared to €1 million in the first half of 2002), the decline of which is attributable to the absence of any significant sale in 2003 at SI Finances (capital investment) and to the reduction in dividends received on non-consolidated securities (primarily following the sale of Fortis securities).

•	The net exceptional loss, Group share, for €2,055 million, compared to €433 million in the first half of 2002.

4—FINANCING

The cash flows statement for the half-year reflects the Group’s refocusing and investment streamlining efforts, which have translated into a rapid reduction of net debt.

4.1    CASH FLOWS FROM OPERATING ACTIVITIES

Gross cash flow totaled €2,287 million in the first half of 2003, compared to €2,968 million in the first half of 2002, and breaks down as follows:

•	Gross cash flow from operating activities of €2,600 million, down by 13.3% compared to 2002 (€3,001 million), because of negative exchange rate fluctuations (€248 million) and changes in Group structure (€188 million), nevertheless demonstrated an organic growth of 1.4% (4% for the global businesses alone).

•	An exceptional gross cash outflow of €314 million (compared to an outflow of €34 million in the first half of 2002) because of the 2003 disbursement for exceptional expenses recognized at the end of 2002.

The contribution of the businesses to the gross cash flow is as follows:

In millions of €	June 30, 2003	June 30, 2002	Δ%
Energy	1,691	1,988	-14.9%
Environment	738	928	-20.5%
Other	(142)	51	N/S

Group total	2,287	2,967	-22.9%

Gross cash flow can thus be reconciled to EBITDA as follows:

In millions of €	June 30, 2003
EBITDA	3,462
Dividends received from equity investees less related share in consolidated current income	12
Net cost of borrowings	(478)
Net payment of exceptional expenses, excluding capital gains and losses	(294)
Income tax expenses	(351)
Other	(64)
Gross cash flow	2,287

Management of the working capital requirements generated €130 million of cash inflows for operating activities, compared to an outflow of €288 million in the first half of 2002.

4.2    CASH FLOWS FROM INVESTING ACTIVITIES

Net divestments generated €1,385 million in cash in the first half of 2003, whereas the corresponding period in 2002 posted a net investing cash flow of €2,873 million.

The first half of 2003 was marked by major disposals (primarily, 75% of Northumbrian for €1,255 million, 50 million Fortis shares for €750 million, and various listed shares for €1,127 million) for a total of €3,297 million. As the sale of Ondeo Nalco was not finalized, receipts will be included in the second half of 2003.

Financial investments were limited, for a total of €628 million, and essentially concern Energy in Europe (greater stake in Electrabel and Polaniec for €162 million each, acquisition of 17.9% of Compagnie nationale du Rhône and capital contributions to the new Italian subsidiaries of Electrabel for a total of €186 million).

Net capital expenditures have been restrained (€1,233 million, compared to €1,883 million over the same period last year, during which Northumbrian contributed €175 million).

4.3    CASH FLOWS FROM FINANCING ACTIVITIES

Dividends paid, and the associated précompte, amounted to €1,543 million, approaching the prior year’s amount.

The main financing operations of the half-year involve:

In April 2003, the €1,190 million bond issue redeemable into Fortis shares, maturing in May 2006, guaranteeing SUEZ a per share selling price of 17 to 20 euros for 70 million Fortis shares with a three-year maturity.

The June 2003 bond issue for €3,000 million, of which a 7-year tranche (at 4.25%) for €1,250 million, a 12-year tranche (at 5.125%) for €750 million and a 20-year tranche (at 5.75%) for €1,000 million.

The net debt repayments (€0.7 billion) and the change in cash balance (€1.4 billion, primarily from asset disposals during the half-year) amount to €2.2 billion. Exchange rate fluctuations (mainly the US dollar-denominated debt) and changes in Group structure (sale of Northumbrian, a heavily indebted company), and the 70 million Fortis shares presented in marketable securities with respect to the aforementioned redeemable bond, also contributed to the change in net debt, which declined by 22% between December 31, 2002 (€26 billion) and June 30, 2003 (€20.3 billion).

4.4    NET DEBT AS OF JUNE 30, 2003

The debt-reduction plan implemented during the first half of 2003 stabilized the debt/equity ratio at 164% as of June 30, 2003 (compared to 165% as of December 31, 2002), despite the dividend payout which affected shareholders’ equity exclusively during the first half, the impact of further negative exchange rate fluctuations on shareholders’ equity (mostly related to the US dollar’s depreciation) and the first-half losses.

Net debt is denominated as follows:

•	52% in euros and 41% in US dollars, taking into account financial instruments,

•	And 93% of debt is subject to fixed rates, taking into account financial instruments.

The average maturity is now 5.9 years (compared to 4.5 years at the end of 2002) and 6.7 years taking into account maturities of used confirmed credit facilities or which covered treasury note issues.

The average annual cost of debt is 5.1%.

On June 5, 2003, the Group signed a confirmed multi-currency credit facility agreement for €2.5 billion, maturing in April 2008.

As of June 30, 2003, the Group had available authorized credit facilities and treasury note back-up lines totaling €10.3 billion (compared to €6.9 billion as of December 31, 2002).

5—OTHER BALANCE SHEET ITEMS

Exchange rate fluctuations generated a decrease in net assets of approximately 2%, in particular because of the 8% decline of the US dollar since December 31, 2002. The Northumbrian sale alone generated a 5% decrease.

Non-current assets stood at €48 billion, compared to €57 billion as of December 31, 2002. In addition to negative exchange rate fluctuations (€1.2 billion), the disposals of consolidated securities, particularly Northumbrian, now accounted for under the equity method at 25%, generated a decrease in tangible assets (€4 billion), sales of non-consolidated investments during the first semester explain the decline in financial assets by one third (-€3.7 billion).

Shareholders’ equity totaled €12.4 billion, compared to €15.8 billion as of December 31, 2002. The decrease mainly stems from dividend payments that were concentrated in the first half-year (€1.5 billion), negative exchange rate fluctuations (€0.5 billion, mainly attributable to the US dollar) and the loss for the period (€1.2 billion).

6—SUEZ COMPANY FINANCIAL STATEMENTS

For the first half of 2003, the action plan presented by SUEZ in the beginning of January for 2003-2004 results in the following for the parent company:

•	Savings in overheads;

•	Significant exceptional expenses related to the sales of the remaining holdings in Axa and Vinci and above all to the decisions to sell the Ondeo Nalco securities and the Communication assets (Câble France and Belgique and telephony) held by SUEZ subsidiaries;

•	A €1,190 million bond issue redeemable in Fortis shares, guaranteeing the Group a unit selling price for these shares of between 17 and 20 euros with a three-year maturity.

Aside from these elements, the higher net loss is essentially related to a €630 million decrease in dividends received. The exceptional loss in the first half of 2002 included, in particular, allowances for the Argentine risk.

(In millions of €)	06/30/2003	06/30/2002
Current income	238.0	944.4
Exceptional loss	(1,436.5)	(1,133.0)
Income tax, employee profit-sharing and incentive schemes	117.5	68.7
Net loss	(1,081.0)	(119.9)

7—OUTLOOK FOR THE FUTURE

Fiscal 2003 should be viewed as a year of consolidation, characterized by solid operating performance of the businesses in a continuing, difficult economic climate and, as announced in the Action Plan, with results impacted by exceptional charges tied to the plan’s implementation.

For 2003 as a whole, taking into account cost reduction measures already applied, EBITDA from organic sources is expected to improve over 2002, on a constant exchange rate and Group structure basis.

Return on capital employed, the strength of the balance sheet, and liquidity generation should also improve.

Overall, the assets sold (or for which sale is in progress) by Suez in connection with Action Plan represent approximately 10% of Group revenues. In other words, debt reduction will have been realized while preserving 90% of total business revenues, without affecting SUEZ’s strategic activity. Furthermore, the sale of Nalco, which represented 27% of Group revenues derived from North American operations, still leaves us with three quarters of the Group’s activities in the United States, where United Water serves 10 million clients and where Tractebel North America electricity producer, is also the leading LNG importer to the United States.

NOTE 1—Summary of significant accounting policies

The consolidated financial statements of Suez (the “parent company”) and its subsidiaries (the “Group”) are prepared in accordance with accounting principles generally accepted in France (“French GAAP”) and the provisions of French laws and regulations and in particular consolidated financial statement regulations (Regulation 99.02 of the Accounting Regulation Committee—“Comité de la Réglementation Comptable”). As allowed by this regulation, the Group opted not to adjust retroactively for investments and divestments that occurred prior to January 1, 2000.

In comparison with the accounting principles detailed in the notes to the consolidated financial statements for the year ended December 31, 2002, the only change concerns the treatment of revenues relating to energy trading activities.

Until December 31, 2002, energy trading activities that require net cash settlement were recorded within “Revenues.” Trading activities that require physical delivery were recorded at their gross amount in both “Revenues” and “Purchases and changes in inventories.”

As of January 1, 2003, energy trading transactions for its own account are recorded within “Revenues” net of sales and purchases. The contribution of strictly operational energy trading activities relating to assets, with the aim of optimizing production assets and fuel purchase and energy sale portfolios, is recorded at the gross amount in both “Revenues” and “Purchases and changes in inventories.”

The impacts of this change in presentation method on the 2002 income statement are as follows:

(In millions of €)	June 30, 2002 adjusted for change in presentation	June 30, 2002 published	December 31, 2002 adjusted for change in presentation	December 31, 2002 published
Revenues	19,827.1	22,450.5	40,783.9	46,089.8
Purchases and changes in inventories	5,996.7	8,620.1	11,821.4	17,127.3

This change in presentation method did not have any impact on operating income.

The summary above reports prior period comparisons on the basis of 2002 data adjusted for the change in method.

NOTE 2—Major transactions

2.1    Situation in Argentina

The economic context and the description of the Group’s involvement in Argentina are shown in the notes to the consolidated financial statements for the year ended December 31, 2002. The absence of significant progress in contract renegotiations led Aguas Argentinas, SUEZ and other shareholders in this company to submit a request for arbitration on April 17, 2003 against the Republic of Argentina, pursuant to article 36 of the Washington Convention on the Settlement of Investment Disputes. This request was registered by the International Center for the Settlement of Investment Disputes on July 17, 2003.

The purpose of this request is to obtain compensation in order to nullify the regulatory acts and offset omissions done by the Argentine government before or after the promulgation of the emergency law and to nullify the termination of contractual rights in the Aguas Argentinas concession contract.

2.2    Partial sale of Elia in 2002

Following the sale of 30% of Elia System Operator (ESO), and the subsequent loss of exclusive control following the appointment of two non-executive directors, this entity was accounted for under the equity method as of September 13, 2002.

In the first half of 2002, this entity contributed €36 million to revenues, €123 million to EBITDA and €69 million to gross cash flow. In the first half of 2003, Elia generated income accounted for under the equity method of €41 million.

2.3    Partial sale of the Northumbrian group

On May 23, 2003, the Group sold its interest in Ondeo Service UK (Northumbrian) to a consortium of institutional investors (Acquavit PLC), and maintained 25% of this company after refinancing. This company was listed on the London AIM (Alternative Investment Market).

Northumbrian has been consolidated under the equity method since January 1, 2003.

The transaction resulted in a €360 million loss, including the recording of a write-down, based on the sale price, for the 25% retained share. The equity accounting value, net the write-down, totaled €190 million as of June 30, 2003.

This transaction led to a €3,071 million reduction in net indebtedness and a €4,140 million reduction in tangible assets. In the first half of 2002, Northumbrian contributed €404 million to Group consolidated revenues, €194 million to EBITDA and €142 million to gross cash flow.

2.4    Other determined or planned sales

On September 3, 2003, the Group concluded the sale of Ondeo Nalco to a consortium comprising The Blackstone Group, Apollo Management L.P. and Goldman Sachs Capital Partners. This transaction and its impacts on the Group consolidated financial statements are shown in Note 19.

In addition, the Group decided to sell its Communication segment assets and therefore proceeded with a market valuation. Consequently, the Group recorded write-downs of intangible assets (€150 million), goodwill (€40 million), financial assets (€460 million), and reserves for contingencies and losses (€50 million).

NOTE 3—Operating income

3.1    Operating income consists of the following:

(In millions of €)	June 30, 2003	June 30, 2002 Pro forma(a)	December 31, 2002 Pro forma(a)
Total revenues (b)	20,684.0	19,827.1	40,783.9
Internal costs allocated to capitalized assets (c)	166.6	185.7	587.4
Expense transfers	116.5	59.2	130.8
Income from disposals and sales (d)	14.0	189.2	362.8
Other current income	248.2	297.8	525.3

Total other operating income	545.3	731.9	1,606.3

(a)	Refer to Note 1 on the change in presentation method for the recognition of revenues from energy trading activities.
(b)	On December 21, 2001, the Brazilian regulatory authorities signed an agreement with the electricity sector in settlement of the 2001 rationing resulting from the drought. On March 13, 2002, the authorities forwarded a detailed statement to Tractebel Energia (78% Group subsidiary) of the price supplements receivable as a result of the rationing, generating additional income in 2002 of BRL 621 million. As of June 30, 2003, payments received totaled BRL 247 million. The final breakdowns were obtained in July 2003 and the additional payments received on this occasion totaled BRL 237 million. The outstanding additional revenue now amounts to BRL 137 million.
(c)	Costs incurred in respect of tangible assets produced and used internally by the Group.
(d)	Includes income from disposals of assets under concession, as well as income from the sale of capital investment companies. S.I. Finance and its subsidiaries, capital investment companies, contributed €3 million to this item for the half-year ended June 30, 2003 (€161.0 million for the half-year ended June 30, 2002).

3.2    Income from mixed inter-municipal companies and partnerships

(In millions of €)	June 30, 2003	June 30, 2002	December 31, 2002
Share in mixed inter-municipal companies’ income	263.3	217.4	460.9
Partnerships	1.8	3.4	6.4

Total	265.1	220.8	467.3

The income of inter-municipal companies corresponds to the share held by Electrabel, a Tractebel subsidiary, in the results of the mixed gas and electricity inter-municipal companies, through which Electrabel is in partnership with several Belgian municipalities.

NOTE 4—Financial income (loss)

(In millions of €)	June 30, 2003	June 30, 2002	December 31, 2002
Dividends from investments (a)	76.2	220.8	338.3
Net interest and similar expenses	(589.7)	(690.9)	(1,385.4)
Net allocations to provisions	(23.1)	(17.8)	(122.7)
Other financial income	63.4	(38.7)	193.8

Financial income (loss)	(473.2)	(526.6)	(976.0)

(a)	The decrease in Dividends from investments is primarily due to the sales of Fortis, Axa, Iberdrola and Scottish Power securities in 2002 and the first half of 2003.

EBITDA coverage of net financial costs is calculated as follows:

(In millions of €)	June 30, 2003 (6 months)(a)	December 31, 2002
Net interest and similar expenses	(589.7)	(1,385.4)
EBITDA (Segment profit)	3,461.8	7,253.7

EBITDA coverage ratio	5.9	5.2

(a)	Coverage ratio based on the cost of indebtedness and the EBITDA for the first half of 2003.

NOTE 5—Exceptional income (loss)

(In millions of €)	June 30, 2003	June 30, 2002	December 31, 2002
Net capital gains or losses on disposals	(493.1)	644.8	600.6
Other exceptional expenses, net	(1,522.9)	(853.4)	(2,384.3)

Exceptional income (loss)	(2,016.0)	(208.6)	(1,783.7)

•	The exceptional loss in the first half of 2003 includes the estimated capital loss on the sale of Ondeo Nalco in the amount of €700 million (€600 million for write-downs of intangible assets and €100 million for reserves for contingencies and losses), following the conclusion of a sales agreement on September 3, 2003. The Group, having decided to sell its assets from the Communication segment, recorded a €700 million write-down. The exceptional loss in the first half of 2003 also includes the capital loss on the sale of 75% of Northumbrian in the amount of €360 million and the related write-down for the 25% share retained by the Group. The sale of listed securities (Axa, Total, Fortis, SES and Iberdrola) generated a net capital loss before minority interests in the amount of €64.6 million in addition to write-downs in the amount of €88.8 million. Finally, the Group recorded restructuring expenses, Group share, in the amount of €76 million in respect of the implementation of the Optimax cost-cutting action plan.

•	The exceptional loss as of June 30, 2002 mainly included the expenses relating to the impact of the Argentine crisis (€615 million, €500 million Group share), partly offset by the capital gain on the sale of 30% of Elia to Publi T (€345 million, €122 million Group share) and net capital gains on the sale of portfolio listed securities.

NOTE 6—Income tax

6.1	Income tax consists of the following:

(In millions of €)	Income tax on current income		Income tax on exceptional income		Total
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002	December 31, 2002
Current income tax	(337.7)	(339.9)	(11.6)	74.0	(349.3)	(265.9)	(465.1)
Deferred income tax	(27.5)	(133.9)	16.3	(105.9)	(11.2)	(239.8)	(192.0)

Total income tax	(365.2)	(473.8)	4.7	(31.9)	(360.5)	(505.7)	(657.1)

The effective tax rate for the half-year ended June 30, 2003 was negative 52% compared to 33% for the previous half-year. This change in the effective tax rate is due to the exceptional expenses recorded by the Group in the first half of 2003, which either proved to be non-deductible (exceptional amortization of goodwill and intangible assets, refer to Note 5), or concerned tax entities, whose taxable income projections do not presently allow for the recognition of the deferred taxes resulting from the loss carryforwards thus generated.

NOTE 7—Companies accounted for under the equity method

	June 30, 2003		2002
(In millions of €)	Equity	Net income (loss)	Equity as of December 31	Net income (loss) for the half-year ended June 30	Net income (loss) for the year ended December 31
Businesses:
Belgian mixed inter-municipal companies(a)	2,287.9	(13.3)	2,345.2	(8.5)	2.6
Elia/Eso(b)	151.4	40.9	145.1	—	27.6
Polaniec(c)	—	—	99.8	2.7	5.0
Belgonucléaire	8.2	1.3	19.6	2.3	6.9
Other Energy investees	278.9	49.7	214.5	2.3	18.5
Northumbrian Group(d)	190.0	(16.4)	—	—	—
Ormas Ambiental	(14.6)	7.1	(22.1)	(14.1)	(24.7)
Maynilad Water Services	(46.2)	(5.0)	(45.3)	(12.6)	(10.3)
Malaysian water companies	29.3	4.3	28.6	3.4	4.5
Other environment subsidiaries	211.8	10.4	184.7	5.1	10.0

Total businesses	3,096.7	79.0	2,970.1	(19.4)	40.1
Other businesses:
Umicore (non-ferrous metals)	257.5	8.2	283.1	6.7	15.1
Télévision par Satellite	—	—	—	(5.5)	(5.5)
Other	23.9	(3.5)	17.2	2.0	1.7

Total other businesses	281.4	4.7	300.3	3.2	11.3
Total	3,378.1	83.7	3,270.4	(16.2)	51.4

(a)	Electrabel’s share in current income of mixed inter-municipal companies is included in operating income (see Note 3.2 for further details).
(b)	On May 31, 2002, the Group sold 30% of Elia System Operator. ESO was accounted for under the equity method following its appointment to manage the transmission network by the Belgian Federal Council of Ministers on September 13, 2002.
(c)	Company fully consolidated in the first half of 2003 after the buy-out of minority shareholders.
(d)	On May 16, 2003, the Group sold 75% of its interest in the Northumbrian Group; the 25% share retained by SUEZ was accounted for under the equity method. A loss was recorded for the period due to the stock market listing fees. The recording of the losses incurred on the 75% sale in the retained share led to a write-down of €64 million (see Note 2.3)
(e)	Company sold in October 2002.

The dividends received by the Group from companies accounted for under the equity method (including inter-municipal companies) during the first halves of 2002 and 2003 amounted to €323.9 million and €386.1 million, respectively.

NOTE 8—Tangible and intangible assets, depreciation and amortization

		Movements during half-year
Gross value: (In millions of €)	As of December 31, 2002	Consolidation scope(a)	Unrealized foreign exchange gains (losses)(b)	Additions	Other movements(c)	As of June 30, 2003
Intangible assets	5,423.6	56.4	(230.0)	126.7	(86.9)	5,289.8

Assets owned outright	52,200.0	(4,116.3)	(928.7)	1,010.7	(683.4)	47,482.3
Assets under concession	8,249.7	(31.0)	(14.9)	45.1	44.8	8,293.7

Tangible assets	60,449.7	(4,147.3)	(943.6)	1,055.8	(638.6)	55,776.0

(a)	Comprises the negative impact of the sale of Northumbrian (€5,120.5 million) after it was accounted for under the equity method, the impact of the full consolidation of Polaniec following the additional Polaniec acquisition (€695.6 million) and the entry into the scope of consolidation of Tirreno Power (€382.5 million).
(b)	Comprises the impact of foreign exchange losses (€1,257.5 million) following the devaluation of the US dollar, the pound sterling and the Chilean peso, and the recovery of the Argentine and Brazilian currencies (€298.4 million).
(c)	Including disposals and eliminations (€416.0 million) and, among assets under concession, capital expenditure financed or contributed by third parties (local authorities, water authorities, etc.) in the amount of €21.2 million.

		Movements during half-year
Depreciation and amortization: (In millions of €)	As of December 31, 2002	Consolidation scope(a)	Unrealized foreign exchange gains (losses)(b)	Depreciation and amortization(c)	Other movements(d)	As of June 30, 2003
Accumulated amortization, intangible assets	1,520.6	(0.6)	(47.0)	905.1	(76.7)	2,301.4

Assets owned outright	24,528.2	(419.0)	(265.2)	880.1	(454.7)	24,269.4
Assets under concession	2,645.7	(13.1)	(4.6)	20.9	20.3	2,669.2

Accumulated depreciation, tangible assets	27,173.9	(432.1)	(269.8)	901.0	(434.4)	26,938.6

(a)	Including the negative impact of the sale of Northumbrian (€980.0 million), the full consolidation of Polaniec (€428.6 million) and entry into the scope of consolidation of Tirreno Power (€247.1 million).
(b)	Including the devaluation of the US dollar and the pound sterling (€269.7 million).
(c)	Including disposals and eliminations (€319.9 million) and, among assets under concession, depreciation recorded on behalf of concession grantors paid out of the special contra account for fixed assets received, included in liabilities in the balance sheet (€22.3 million).
(d)	Including the Ondeo Nalco write-down in the amount of €600.0 million (see breakdown below) and write-down of user rights in the Communication segment in the amount of €150.5 million (see Note 2).

As part of the sale of Ondeo Nalco, as mentioned in Note 19, the Group recorded an exceptional write-down of intangible assets in the amount of €600 million (see Note 5, Exceptional income (loss))

NOTE 9—Investments and marketable securities

9.1    Equity securities

(In millions of €)
As of December 31, 2002	5,773.6

Acquisitions	224.0
Disposals, net book value	(2,025.2)
Net allocations to provisions	(165.8)
Changes in consolidation scope, exchange rate fluctuations and other changes	(1,449.9)

As of June 30, 2003	2,316.7

The principal movements during the period concerned:

•	Investments during the period mainly included the acquisition of Compagnie Nationale du Rhône securities from various local authorities in the first half of 2003. These acquisitions should be closed in the second half of 2003 by exercising the firm commitments described in Note 16.

•	The disposal of the majority of interests in listed companies which contributed to the net disposals for the period: Fortis (€810 million), Total (€718.4 million), AXA (€157 million), SES Global (€106.5 million) and Vinci (€109.8 million).

•	The reclassification in marketable securities of Fortis securities (€70 million), backed by a share redeemable bond issued in May 2003 (€1,190 million).

As of June 30, 2003 the market value of non-consolidated equity securities is €2.5 billion (€5.7 billion at the end of December 2002). The market value of listed companies is determined by reference to their closing stock market price.

Within the context of the active management of these equity securities, the Group entered into a number of repurchase agreements and equivalents in 2002, and the securities concerned were retained in the consolidated balance sheet. These corresponded to investments in Axa (11.3 million shares), Fortis (38.7 million shares), Total (1.5 million shares) and Vinci (2 million shares). All the securities concerned were sold in 2003.

9.2    Marketable securities

As of June 30, 2003 the estimated fair value of the Group’s marketable securities was €5,653.6 million, with a net book value of €5,629.9 million, compared to €2,583.0 million as of December 31, 2002, with a net book value of €2,575.7 million, resulting in unrealized capital gains of €23.7 million and €7.3 million as of June 30, 2003 and December 31, 2002, respectively.

This caption mainly comprises:

•	Fortis shares backed by the share redeemable bond, with a net book value of €1,190 million.
•	Mutual fund shares and commercial paper in the amount of €3,447 million.

Marketable securities are recorded at the lower of their acquisition or market value. Net reversals of reserves for losses in the value of marketable securities, reported in financial income, amount to €12.9 million as of June 30, 2003 (€10.2 million in the first half of 2002 and net allocations of €6.7 million during 2002).

NOTE 10—Prepaid expenses and deferred income

	June 30, 2003		December 31, 2002
(In millions of €)	Prepaid Expenses	Deferred Income	Prepaid Expenses	Deferred Income
Prepaid expenses on pensions	201.8	—	329.7	—
Deferred taxes	961.7	1,723.0	839.1	1,897.0
Financial instruments	132.4	38.7	3.7	17.6
Bond discounts	200.1		91.5	—
Expenses to be amortized	308.1		265.0	—
Advance billing		243.5	—	201.8
Other prepayments & accruals (a)	805.2	1,613.2	771.5	1,919.1

Total	2,609.3	3,618.4	2,300.5	4,035.5

(a)	Other prepayments and accruals primarily concern prepaid expenses not relating to pensions and deferred income, recorded in assets, and prepaid income in liabilities.

NOTE 11—Shareholders’ equity

11.1    Treasury stock and stock repurchase program

	(In millions of €)			Number of Shares
	Deducted from shareholders’ equity	Marketable Securities	Total	Deducted from shareholders’ equity	Marketable Securities	Total
As of December 31, 2002	372.6	2.0	374.6	13,658,943	208,596	13,867,539
Purchases by the Parent Company	—	—	—	—	—	—
Sales/Write-downs by the Parent Company		(0.1)	(0.1)	—	(14,155)	(14,155)
As of June 30, 2003	372.6	1.9	374.5	13,658,943	194,441	13,853,384

11.2    Cumulative translation adjustments

(In millions of €)	As of June 30, 2003	Change	As of December 31, 2002
Eurozone	(85.3)	4.8	(90.1)
Dollar zone (USD and CAD)	(492.4)	(355.6)	(136.8)
Pounds sterling	(41.5)	(69.5)	28.0
Brazilian real	(887.4)	100.7	(988.1)
Argentine peso	(281.6)	(22.1)	(259.5)
Other currencies (a)	(297.1)	(52.6)	(244.5)

Total	(2,085.3)	(394.3)	(1,691.0)

(a)	Including €229.7 million in foreign exchange losses on the Chilean peso as of June 30, 2003.

11.3    Transactions resulting in goodwill being charged against net equity

The accounting treatment of the merger between Lyonnaise des Eaux and Compagnie de SUEZ (1997), public offers of exchange for Société Générale de Belgique (1998), Tractebel and Sita (1999) is covered in the 2002 annual report.

If the corresponding goodwill was charged against the associated paid-in capital and amortized, the corresponding goodwill amortization expense (calculated over the expected lives of the underlying businesses, that is 40 years for Energy activities and 20 years for all other activities) would total €104.3 million for the first half of 2003 and €127 million for the first six months of 2002.

NOTE 12—Minority interests

(In millions of €)	June 30, 2003	December 31, 2002
Minority interests as of January 1	5,190.7	6,447.0
Dividends distributed	(543.8)	(641.0)
Change in unrealized foreign exchange gains and losses(a)	(87.8)	(622.5)
Income of the period	481.4	822.1
Changes in the consolidation scope(b)	(194.2)	(775.7)
Impact of the change in method of accounting for reserves for dismantling installations	—	(39.2)

Minority interests at end of period	4,846.2	5,190.7

a)	This caption comprises:

In 2003: the impact of the variations of the Chilean peso (-€50 million), Argentine peso (-€25 million) and Brazilian real (€27 million) exchange rates.

In 2002: the impact of the devaluation of the Chilean peso (-€255 million), Brazilian real (-€170 million) and the Argentine peso (-€142 million) exchange rates.

b)	In 2003, this caption primarily comprises the strengthening of the Group’s interest in Electrabel for -€75 million and the equity accounting of United Power Cie for -€71 million.

In 2002, this caption primarily comprises the impact of the buyout of Lyonnaise Europe/OSUK minority interests in the amount of -€333.0 million, the strengthening of the Group’s interest in Aguas Andinas for -€31.0 million and in Tractebel Energia for -€43.0 million, the equity accounting of Elia for -€224.0 million, the impact on the scope of consolidation of HHPC for €22.0 million, and the strengthening of the Group’s interest in Electrabel for -€71.0 million and in Tractebel for -€74.0 million.

NOTE 13—Reserves for contingencies and losses

13.1    Detail of major components:

(In millions of €)	As of June 30, 2003	As of December 31, 2002
Pension liabilities	2,340.7	2,243.0
Reprocessing and storage of nuclear fuels	2,487.0	2,350.9
Renewals and major repairs	1,377.8	1,291.5
Sector-related risks	401.5	322.0
Dismantling of nuclear power stations	1,342.8	1,276.7
Losses on completion and contractual commitments	601.0	830.1
Disputes, claims and tax risks	729.0	404.3
Site rehabilitation	427.9	432.6
Restructuring costs	266.1	296.0
Other contingencies and losses	447.8	427.0
Negative goodwill, net of amortization	332.7	334.0

Total reserves for contingencies and losses	10,754.3	10,208.1

The contingencies and losses subject to these various categories of reserve, as well as explanations of their methods of calculation, are described in the 2002 Annual Report.

13.2    Changes during the period:

(In millions of €)
Reserves for contingencies and losses as of December 31, 2002	10,208.1
Changes in consolidation scope and exchange rate fluctuations, and other(a)	46.6
Current year provisions	1,162.1
Reversals for utilization	(613.7)
Reversals for excess	(48.8)

Total effect on net income	499.6

Reserves for contingencies and losses as of June 30, 2003	10,754.3

(a)	The consolidation scope effects (€74.8 million) primarily relate to Electrabel, following the buy-out of Polaniec (€86.2 million). Exchange rate fluctuations (-€41.5 million) primarily concern pensions (-€16.4 million).

The “Other” movements (€13.3 million) mainly concern internal reclassifications on negative goodwill.

NOTE 14—Borrowings and long-term debt

14.1    Counterparty risk

The Group’s management of financial contingencies is described in the 2002 annual report. As of June 2003, no single counterparty represented more than 8% of cash surplus investments, compared to 12% as of December 31, 2002.

14.2    Borrowings and long-term debt by category

(In millions of €)	As of June 30, 2003	As of December 31, 2002
Bond issues	16,081.6	14,800.8
Commercial paper	2,119.8	3,254.8
Withdrawals on credit facilities	1,938.8	3,389.4
Capital lease contracts(a)	1,271.3	1,421.8
Other bank borrowings	7,643.0	9,317.1
Other borrowings	698.3	942.7
Total long-term borrowings	29,752.8	33,126.6

Bank overdrafts and cash current accounts	1,771.0	1,417.9
Total gross borrowings	31,523.8	34,544.5

Marketable securities and cash and cash equivalents(b)	(11,222.4)	(8,538.9)
Total net borrowings	20,301.4	26,005.6

a)	In addition to this capital lease liability, corresponding to outstanding lease payments on current contracts, the Group is committed under these contracts to pay the lessor corresponding interest. This commitment as of June 30, 2003 is €809.9 million, including €36.0 million in respect of the second half of 2003, €68.6 million in respect of 2004, €64.3 million in respect of 2005, €60.4 million in respect of 2006, €56.0 million in respect of 2007, €52.5 million in respect of 2008 and €472.1 million in respect of subsequent years.
b)	This caption comprises marketable securities, cash and cash equivalents, term deposits and cash advances.

Principal movements in the first half of 2003

In the first half of 2003, changes in consolidation scope and methods led to a decrease in gross debt of €1,693.7 million, including a €1,970.6 million decrease following the equity accounting of Northumbrian and a €266.5 million increase arising from the consolidation of Tirreno Power. Exchange rate fluctuations generated a reduction of €545.2 million, mainly due to the US dollar.

For the balance, the net debt decrease between December 31, 2002 and June 30, 2003 mainly results from the sale of securities (Axa, Total, and in particular Fortis) and the income from the sale of 75% of Northumbrian.

The main financing operations during the period are as follows:

SUEZ issue

In May 2003, SUEZ launched a €1,190.0 million bond issue redeemable for Fortis shares, maturing in 2006, and paying interest of 4.5%, and repayed dividends on Fortis securities. This bond issue covers 70 million Fortis shares, guaranteeing SUEZ a unit selling price of between €17 and €20 with a term of 3 years. These bonds are officially listed on the Luxembourg stock exchange under code FR0000474298.

GIE SUEZ Alliance issues

In June 2003, GIE SUEZ Alliance launched a €3,000 million bond issue which breaks down into three tranches:

•	a 7-year tranche for €1,250 million at 4.25%, maturing on June 24, 2010,

•	a 12-year tranche for €750 million at 5.125%, maturing on June 24, 2015,

•	a 20-year tranche for €1,000 million at 5.75%, maturing on June 24, 2023.

These bonds are officially listed on the Luxembourg stock exchange under codes FR0000475733, FR0000475741 and FR0000475758 respectively.

In 2002, SUEZ Finance SA launched several issues under the €2,000 million Euro Medium Term Notes program. As of June 30, 2003, amounts outstanding under this program with respect to SUEZ Finance SA totaled €1,056.5 million.

Monetization of equity securities

As part of the management of its security portfolio, the Group contracted a number of repurchase agreements and similar. As of December 31, 2002, bank borrowings relating to these operations totaled €1,069.9 million and were fully repaid as of June 30, 2003.

Bond issues

Amounts outstanding under principal bond issues related to SUEZ for €5,652.8 million (€4,977.9 million as of December 31, 2002), GIE SUEZ Alliance for €5,350.0 million (€2,350.0 million as of December 31, 2002), SUEZ Finance SA for €1,044.7 million (€1,155.9 million as of December 31, 2002) and Tractebel and its subsidiaries for €2,735.3 million (€3,361.7 million as of December 31, 2002). In addition, Northumbrian, with a Eurobond issue outstanding of €1,711.1 million as of December 31, 2002, is now accounted for under the equity method following the sale of 75% of its share capital.

Group bond issues also include:

•	a loan convertible into SUEZ shares, issued in February 1996 and maturing February 2006, bearing interest at 4% and with a balance as of June 30, 2003 of €205.6 million.

•	bond issues exchangeable and redeemable for shares in listed companies held in the Group security portfolio or marketable securities, or hedged by call option purchases, if required. The characteristics of these exchangeable and redeemable bonds are presented below:

	Bonds exchangeable for AXA shares	Bonds exchangeable for Total shares	Bonds exchangeable for Fortis shares	Bonds exchangeable for Umicore shares	Bonds exchangeable for Vinci shares	Bonds redeemable for Fortis shares	TOTAL
ISSUER	SUEZ	TRACTEBEL / ELECTRABEL (Belgelec Finance)	SUEZ / SGB	SUEZ / SGB	SUEZ	SUEZ

ISIN CODE	FR0000492266	X50099147497	FR0000481129	FR0000484891	FR0000485534	FR0000474298

STOCK EXCHANGE	Luxembourg Stock Exchange	Luxembourg Stock Exchange	Luxembourg Stock Exchange	Luxembourg Stock Exchange	Luxembourg Stock Exchange	Luxembourg Stock Exchange

UNDERLYING	AXA shares	Total shares	Fortis shares	Umicore shares	Vinci shares	Fortis shares

ISSUE DATE	April 7, 1999	August 4, 1999	July 12, 2000	January 15, 2001	May 22, 2001	May 21, 2003

ISSUE AMOUNT (NOMINAL)	€787 million	€1,266 million	€975 million	€247 million	€231 million	€1,190 million

STRIKE PRICE AND ISSUE PREMIUM	€144 21.2% of the issue reference price (as of February 28, 1999)	€167 .64 28% of the issue reference price (as of June 21, 1999)	€1,000 20% of the issue reference price (as of June 13, 2000)	€44.955 20% of the closing price on December 6, 2000, or 7% during the first year, 11% during the second year, 15% during the third year	€76.87 22% of the issue reference price (as of April 23, 2001)	€17.00 20% of the issue reference price (as of May 19, 2003)

MATURITY	January 1, 2004	August 4, 2004	January 12, 2004	January 14, 2005	November 22, 2003	May 22, 2006

NOMINAL COUPON	0%	1.5%	2.875%	2.5%	1%	4.5% then repayment of dividends on Fortis shares

EXCHANGE PARITY/ REDEMPTION	4 AXA shares for 1 bond at the holder’s initiative	1 TFE share for 1 bond	28.7059 Fortis shares for 1 bond	23.076 shares
for 1 bond in
2001; 22.2445
shares for 1
bond in 2002;
21.4707 shares
for 1 bond in
2003; 20.5761
shares for 1
bond in 2004; at
the investor’s
initiative at the
end of the
second year with
an actuarial yield
				of 3.5%	1 Vinci share for 1 bond, early redemption possible if amendment to the tax regime governing bonds	0.85 shares for 1 bond from July 1, 2003 adjustable

EXCHANGE PERIOD/EARLY REDEMPTION

At the issuer’s
initiative

—up to 50% of
the issue from
12/31/2001

—the remaining
balance from
31/12/2002

—at a price
equal to the
nominal amount
plus an amount
resulting from
the application
of the yield to
maturity where
the bonds are
not exchanged

		At the issuer’s initiative —from August 4, 2002	At the issuer’s initiative —from July 12, 2003 with a call trigger threshold of 110% of the issue price	At SUEZ’s initiative —after 2 years, with a trigger of 120% of the conversion price at the time	If the value of Vinci shares exceeds by more than 120% the bond nominal value	At the issuer’s initiative with a trigger threshold of 120%

PRINCIPAL OUTSTANDING as of June 30, 2003	787.0	1,265.7	975.4	246.6	230.6	1,190.0	4,695.3

14.3    Borrowings and long-term debt by maturity date

Borrowings and long-term debt break down by maturity as follows:

As of June 30, 2003	Total	2003	2004	2005	2006	2007	2008	Beyond 5 years
Bond issues	16,081.6	1,223.1	4,168.8	638.6	1,691.4	664.6	220.1	7,475.0
Commercial paper	2,119.8	2,119.8
Withdrawals on credit facilities (a)	1,938.8	1,938.8
Capital lease contracts	1,271.3	38.8	75.0	77.3	78.6	90.5	98.4	812.7
Other bank borrowings	7,643.0	1,689.4	832.7	674.2	595.5	741.5	1,045.8	2,063.9
Other borrowings	698.3	46.0	332.4	25.0	36.4	61.4	51.7	145.4

Total long-term borrowings	29,752.8	7,055.9	5,408.9	1,415.1	2,401.9	1,558.0	1,416.0	10,497.0

Bank overdrafts and cash current accounts	1,771.0	1,771.0

Total gross borrowings	31,523.8	8,826.9	5,408.9	1,415.1	2,401.9	1,558.0	1,416.0	10,497.0

Marketable securities, cash and cash equivalents	(11,222.4)	(11,222.4)

Total net borrowings as of June 30, 2003	20,301.4	(2,395.5)	5,408.9	1,415.1	2,401.9	1,558.0	1,416.0	10,497.0

As of December 31, 2002	Total	2003	2004	2005	2006	2007	2008	Beyond 5 years
Gross borrowings	34,544.5	13,396.1	5,473.4	1,610.4	1,619.3	2,358.1		10,087.2
Marketable securities, cash and cash equivalents	(8,538.9)	(8,538.9)
Net borrowings as of December 31, 2002	26,005.6	4,857.2	5,473.4	1,610.4	1,619.3	2,358.1		10,087.2

a)	Including credit facility programs maturing at the end of 2004 (€987.7 million) and thereafter (€951.1 million).

The Group is called on to finance numerous banking facilities, the availability and withdrawals of which are sometimes contingent on compliance with financial ratios. These ratios are generally adapted to the repayment schedule of such facilities and, as such, can cover a wide range of account captions. The most common ratios generally concern the coverage of financial costs by EBITDA (segment profit) or EBIT of the borrowing entity or coverage of borrowings (or its servicing) by shareholders’ equity, cash flow or EBITDA (segment profit) of the borrowing entity. The level and definition of these ratios, also known as financial covenants, are set in conjunction with lenders in a prospective manner, and can be readjusted during the life of these facilities in order to maintain, at all times, current withdrawals and more generally their full availability.

As of June 30, 2003 the Group was in compliance with all covenants, except in a few particular cases in developing countries, relating to limited borrowings which are specifically monitored.

SUEZ’s financial policy does not subordinate the availability of bank lines to the credit ratings awarded by rating agencies, other than in the highly specific case of securitization programs (see Trade accounts and notes receivable). Similarly, the terms and conditions of bonds issued by SUEZ on the capital markets are not linked to financial ratios.

As of June 30, 2003, confirmed available credit facility programs were as follows:

Maturity	Confirmed available credit facility programs
2003	2,612.8
2004	1,324.7
2005	2,803.8
2006	404.2
2007	269.1
2008	2,500.0
Thereafter	354.3

Total	10,268.9

Of these available programs, an amount of €2,075.0 million covers commercial paper note issues.

The three main SUEZ Group confirmed and available credit facilities are:

•	a €2,500 million syndicated credit line available for GIE SUEZ Alliance or SUEZ and SUEZ Finance SA, underwritten by GIE SUEZ Alliance, maturing on April 25, 2008;
•	a €1,500 million multi-currency line carried by SUEZ, maturing on November 19, 2006 by straight-line amortization;
•	a US$1,000 million line carried by SUEZ Finance LP and underwritten by SUEZ, maturing in full on July 1, 2005.

These three programs are subordinate to compliance with ratios concerning the coverage of the net interest expense by EBITDA (segment profit) and the coverage of net borrowings by total Group shareholders’ equity or net debt by EBITDA.

As of June 30, 2003, no single counterparty represented more than 10% of the confirmed and available credit facilities.

14.4    Borrowings and long-term debt by business segment

The breakdown by contracting business segment is as follows:

(In millions of €)	As of June 30, 2003		As of December 31, 2002
	Gross	Net (b)	Gross	Net (b)
Energy	10,779.4	6,635.9	11,618.0	7,407.4
SUEZ Environment—Local Services	5,602.7	4,552.5	9,250.4	8,062.9
SUEZ Environment—Industrial Services	170.7	(4.9)	188.4	27.8
Other (a)	14,971.0	9,117.9	13,487.7	10,507.5

Total	31,523.8	20,301.4	34,544.5	26,005.6

a)	The debts of SUEZ SA, SUEZ Finance SA, GIE SUEZ Alliance, SUEZ Finance LP and Société Générale de Belgique are included in this line.
b)	Net of marketable securities, cash and cash equivalents.

The breakdown by business segment based on net borrowings is as follows: Energy €6,118.6 million, SELS €4,932.9 million, SEIS €1,839.7 million, and Other €7,410.2 million.

14.5    Borrowings and long-term debt by currency

As of June 30, 2003 and December 31, 2002, the main currencies in which the Group’s debts are denominated were as follows:

	After adjustment for financial instruments	Before adjustment for financial instruments	After adjustment for financial instruments	Before adjustment for financial instruments
Currencies (In millions of €)	As of June 30, 2003	As of June 30, 2003	As of December 31, 2002	As of December 31, 2002
Eurozone	19,570.5	22,954.5	19,266.0	21,769.1
U.S. Dollar	9,085.5	5,789.7	9,790.5	7,076.5
Pounds sterling	540.8	540.5	3,508.7	3,381.3
Other currencies	2,327.0	2,239.1	1,979.3	2,317.6

Total	31,523.8	31,523.8	34,544.5	34,544.5

Marketable securities and cash and cash equivalents are 81% euro denominated as of June 30, 2003.

14.6    Borrowings and long-term debt by interest rate

	After adjustment for financial instruments	Before adjustment for financial instruments	After adjustment for financial instruments	Before adjustment for financial instruments
(In millions of €)	As of June 30, 2003	As of June 30, 2003	As of December 31, 2002	As of December 31, 2002
Floating-rate	12,622.7	12,053.2	16,450.1	15,532.1
Highest (a)	30.0%	30.0%	48.0%	48.0%
Lowest	0.1%	0.1%	0.1%	0.1%
Weighted average	3.9%	3.4%	3.9%	3.7%

Fixed-rate	18,901.1	19,470.6	18,094.4	19,012.4
Highest (a)	57.3%	57.4%	40.0%	40.0%
Lowest	0.1%	0.1%	0.0%	0.0%
Weighted average	4.6%	4.7%	5.1%	5.1%

a)	Primarily spot rates in South America.

Floating interest rates are generally linked to inter-bank offered rates in the relevant currency zones. The weighted average interest rate applied to bank overdrafts was 3.0% as of June 30, 2003 and 3.2% as of December 31, 2002. The weighted average interest rate applied to long-term debt was 4.4% as of June 30, 2003 and 4.7% as of December 31, 2002.

In addition, interest rates applied to marketable securities and cash and cash equivalents are essentially floating rates.

14.7    Debt/equity ratio

(In millions of €)	June 30, 2003	December 31, 2002
Long-term debt	29,752.8	33,126.6
Bank overdrafts and current account advances	1,771.0	1,417.9
Marketable securities	(5,629.9)	(2,575.8)
Cash and cash equivalents	(5,592.5)	(5,963.1)

Net balance sheet debt	20,301.4	26,005.6
Total shareholders’ equity	12,390.5	15,768.2

Debt/equity ratio	163.8%	164.9%

14.8    Market value of borrowings

The market value of borrowings and long-term debt as of June 30, 2003 is €32,074.1 million (net book value of €31,523.8 million), compared to €35,488.2 million as of December 31, 2002 (net book value of €34,544.5 million). This market value, which includes accrued interest receivable, was calculated based on the interest rate which the Group could obtain for loans with comparable terms, conditions and maturities, when available.

NOTE 15—Derivative instruments and market-related exposures

•	Purpose of derivative instruments

The Group uses derivative financial instruments primarily to manage its exposure to fluctuations in interest rates, foreign exchange rates, commodities and equity investments. Except for commodities which involve specific trading transactions, these financial instruments are generally designated as hedges of underlying exposures associated with specific assets, liabilities or cash flows.

•	Counterparty risk

Cash surpluses are invested and financial instruments traded with major international banks. Group counterparties are highly diversified, in order to avoid excessive concentration of this risk. They are selected based on ratings awarded by rating agencies and Group knowledge. As of June 2003, no single counterparty represented over 11% of the notional amount of financial instruments used.

Credit limits are also set for commodity trading based on counterparty ratings. Letters of credit and guarantees are requested, where necessary, to limit counterparty risk.

•	Notional amounts and fair value

In the tables presented in Notes 15.1 and 15.2, the notional amounts represent the face values of financial instruments. They do not represent the discounted value of amounts actually exchanged by the parties and thus are not a measure of the Group’s exposure as a result of its use of instruments.

Nominal amounts expressed in foreign currencies are translated into euro at year-end exchange rates.

The fair value of foreign exchange and interest rate instruments is estimated by discounting future cash flow differentials, or by obtaining a market price from third-party banks. The fair value amounts, whether estimated internally or by third-party banks, have been determined using available market information or other appropriate valuation methodologies. Therefore, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

15.1    Foreign currency and interest rate risk

Foreign currency and interest rate risk

The Group’s foreign currency and interest risk management policy is described in the December 31, 2002 consolidated financial statements.

Group foreign currency instruments are primarily denominated in U.S. dollars.

Off-balance sheet financial instruments held to manage foreign exchange and interest rate risk are as follows:

		Notional contract value maturing in the half-year ending June 30
		As of June 30, 2003
(In millions of €)	Average rate	2nd half 2003	2004	2005	2006	2007	2008	> 5 years	Total	Fair value
Interest rate swaps—Pay fixed rate		815.9	2,378.9	1,809.5	675.1	1,139.1	465.9	749.1	8,033.5	(395.7)
Euro	4.5%	694.2	857.7	921.0	100.9	107.7	309.7	404.3	3,395.5	(150.2)
Pound Sterling	6.5%	0.3	1.0	174.3	1.3	1.4	1.5	24.0	203.8	(15.1)
US Dollar	3.8%	110.7	1,493.9	657.7	560.8	1,021.6	145.3	247.3	4,237.3	(211.8)
Other currencies	6.9%	10.7	26.3	56.5	12.1	8.4	9.4	73.5	196.9	(18.6)

Interest rate swaps—Receive fixed rate		878.5	79.3	145.2	81.7	6.0	6.0	4,661.9	5,858.6	315.2
Euro	4.4%	875.5	66.7	30.0	75.7	—	—	4,178.1	5,226.0	188.6
Pound Sterling	6.7%	—	—	—	—	—	—	476.3	476.3	112.0
US Dollar	5.8%	3.0	6.0	74.9	6.0	6.0	6.0	7.5	109.4	13.5
Other currencies	5.8%	—	6.6	40.3	—	—	—	—	46.9	1.1

Interest rate swaps—Floating/Floating		52.5	875.1	4.3	—	112.2	—	—	1,044.1	(3.0)
Euro		—	—	—	—	112.2	—	—	112.2	1.9
US Dollar		52.5	875.1	4.3	—	—	—	—	931.9	(4.9)

FRA (Forward Rate Agreement)—Purchased
Euro	4.6%	39.7	158.7	158.7	158.7	—	—	—	515.8	(3.4)

Caps—Purchased		78.6	121.1	106.6	54.7	107.1	15.2	12.0	495.3	0.9
Euro	6.8%	9.9	116.8	9.9	49.6	103.1	9.9	—	299.2	0.2
US Dollar	8.2%	68.7	4.3	96.7	5.1	4.0	5.3	12.0	196.1	0.7

Caps—Sold		44.4	—	101.0	39.7	—	—	—	185.1	—
Euro	6.1%	—	—	39.7	39.7	—	—	—	79.4	—
US Dollar	7.8%	44.4	—	61.3	—	—	—	—	105.7	—

Floors—Purchased
Euro	2.8%	—	30.0	15.0	—	—	—	—	45.0	0.7

Floors—Sold
US Dollar	5.5%	0.8	2.1	3.0	5.0	4.3	4.3	32.7	52.2	—

Collars		0.3	15.3	145.6	—	—	—	30.4	191.6	(12.3)
US Dollar	6.0%-4.5%	—	—	145.6	—	—	—	30.4	176.0	(12.3)
Pound Sterling	8.0%-5.6%	0.3	15.3	—	—	—	—	—	15.6	—

Currency swaps—by currency borrowed		65.7	186.2	178.6	209.8	303.4	186.9	956.7	2,087.3	147.5
US Dollar		65.7	170.9	167.2	175.8	303.4	186.9	956.7	2,026.6	140.6
Other currencies		—	15.3	11.4	34.0	—	—	—	60.7	6.9

Currency swaps—by currency lent		14.6	226.8	49.6	115.5	—	—	165.8	572.3	8.1
Euro		—	—	49.6	—	—	—	150.0	199.6	7.5
Other currencies		14.6	226.8	—	115.5	—	—	15.8	372.7	0.6

Foreign exchange swaps—by currency borrowed		3,679.9	109.0	63.4	0.8	0.8	0.8	5.9	3,860.6	14.6
US Dollar		2,933.4	0.8	0.8	0.8	0.8	0.8	5.9	2,943.3	(1.7)
Pound Sterling		473.8	—	—	—	—	—	—	473.8	1.6
Other currencies		272.7	108.2	62.6	—	—	—	—	443.5	14.7

Foreign exchange swaps—by currency lent
US Dollar		32.9	—	—	—	—	—	—	32.9	(0.5)

Forward contracts—purchased		104.1	105.0	142.5	73.1	37.7	4.4	—	466.9	(8.5)
Euro		4.0	1.3	—	—	—	—	—	5.3	0.9
US Dollar		66.4	103.5	142.5	53.0	35.8	4.4	—	405.8	(10.5)
Pound Sterling		23.2	—	—	20.1	1.9	—	—	45.2	1.0
Other currencies		10.4	0.2	—	—	—	—	—	10.6	0.1

Forward contracts—sold		103.8	106.3	8.9	6.3	6.3	6.3	72.5	310.3	31.7
Euro		4.6	2.2	—	—	—	—	—	6.8	—
Pound Sterling		17.8	14.1	1.2	—	—	—	—	33.1	0.3
US Dollar		69.3	88.6	7.1	6.3	6.3	6.3	72.5	256.4	29.0
Other currencies		12.0	1.3	0.6	—	—	—	—	13.9	2.4

Foreign exchange options
Call—Purchased		1,292.9	5.0	—	—	—	—	—	1,297.9	21.4
Pound Sterling		1,284.2	—	—	—	—	—	—	1,284.2	21.3
US Dollar		8.7	5.0	—	—	—	—	—	13.7	0.1
Call—Sold		1,874.2	0.2	0.1	—	—	—	—	1,874.5	(18.9)
Pound Sterling		1,285.2	—	—	—	—	—	—	1,285.2	(21.3)
US Dollar		469.6	—	—	—	—	—	—	469.6	3.3
Other currencies		119.3	0.2	0.1	—	—	—	—	119.6	(0.9)
Put—Purchased
US Dollar		478.3	—	—	—	—	—	—	478.3	(33.0)
Put—Sold
US Dollar		—	—	87.5	—	—	—	—	87.5	2.2
Insurance contracts (COFACE)

US Dollar		0.9	17.9	—	—	—	—	—	18.8	3.5
Total		9,557.9	4,416.9	3,019.5	1,420.5	1,716.9	689.9	6,687.0	27,508.6	70.5

For off-balance sheet financial instruments held to manage foreign exchange and interest rate risk as of December 31, 2002, refer to chapter 18.1 of the notes to the financial statements for the year ended December 31, 2002.

15.2    Equity risk

The Group has addressed equity risk for its security portfolio through the sale of call options, incorporated in particular with the sale of bonds exchangeable for portfolio securities (see Note 14.2). When these portfolio securities are sold, the Group hedges the transaction through the purchase of call options.

During the first half of 2003, the Group purchased equity call options to hedge the risk of converting bonds exchangeable for shares. In addition, the Group can sell call options to manage risk in its security portfolio.

Off-balance sheet financial instruments held to manage equity risk are as follows:

Equity instruments	Notional contract values by maturity								Fair value
	As of June 30, 2003
(In millions of €)	2nd half 2003	2004	2005	2006	2007	2008	> 5 years	Total
Equity options
Call—sold	—	30.7	—	—	—	—	—	30.7	(3.7)
Call—purchased	177.7	1,248.9	—	—	—	—	—	1,426.7	35.8

Total	177.7	1,279.6	—	—	—	—	—	1,457.4	32.1

For off-balance sheet financial instruments held to manage equity risk as of December 31, 2002, refer to chapter 18.2 of the notes to the financial statements for the year ended December 31, 2002.

15.3    Commodity risk

15.3.1    Hedging transactions

In the course of its operating activities, the Group is exposed to fluctuations in commodity prices, in particular in the gas and electricity markets.

The increasing liquidity of these markets has enabled the Group during recent periods to enter into transactions hedging these risks using derivative instruments, both firm and optional, available on organized markets and over-the-counter. The Group’s aim is to protect against unfavorable movements in market prices which could affect supply costs or sale contract margins.

Off-balance sheet financial instruments held with a view to managing exposure to fluctuations in commodity prices are presented below in their notional amount expressed in MMBTU (millions of British Thermal Units, standard conversion unit for energy contracts):

Commodity instruments	Notional amounts in millions of MMBTU							Fair value in millions of €
	As of June 30, 2003
	2003	2004	2005	2006	2007	> 5 years	Total
Natural gas and Electricity	(41,304.2)	(116,780.6)	(79,175.1)	14,933.7	40,150.0	40,260.0	(141,916.1)	(301.9)
Swaps	(50,462.1)	(82,595.4)	(62,017.5)	14,933.7	40,150.0	40,260.0	(99,731.3)	(270.7)
Options	—	(11,544.1)	(11,323.3)	—	—	—	(22,867.4)	(0.9)
Forwards/futures	9,157.9	(22,641.1)	(5,834.3)	—	—	—	(19,317.4)	(30.2)
Fuel, Gas oil and Heating oil	46,933.0	88,509.9	77,295.0	—	—	—	212,737.9	27.1
Swaps	46,933.0	87,801.1	77,295.0	—	—	—	212,029.1	26.6
Forwards/futures	—	—	—	—	—	—	—	0.5
Options	—	708.8	—	—	—	—	708.8	—
Crude Oil	27,732.0	55,464.0	55,464.0	40,211.4	—	—	178,871.4	27.6
Swaps	27,732.0	55,464.0	55,464.0	40,211.4	—	—	178,871.4	27.6

Total	33,360.8	27,193.3	53,583.9	55,145.1	40,150.0	40,260.0	249,693.1	(247.1)

The Group also holds forward and option contracts on natural gas, entered into in connection with the production capacity optimization strategy. The longest maturity for these contracts is September 2005; the net notional amount of the positions is a negative MMBTU 8,046.2, the fair value amounting to €9.5 million as of June 30, 2003.

15.4    Trading activities in commodities

The Group enters into spot and forward contracts for natural gas, electricity and various petroleum products on organized and over-the-counter markets. The Group offers its customers price risk management services. These transactions are performed using a variety of intermediary instruments traded in Europe and the United States of America.

Derivative instruments used include:

a)	forward contracts involving physical delivery of an energy commodity,

b)	swap agreements, which require payments to (or receipt of payments from) counterparties based on the differential between a fixed and variable price for the commodity,

c)	options and other contractual arrangements. The Group uses commodity derivatives in order to optimize prices proposed to industrial and commercial customers in the energy sector, as well as for positions taken on its own behalf.

In accordance with internal risk control procedures, risk control departments, independent of the trading departments which initiate and actively manage the positions, are responsible for performing fair value calculations and managing market and credit risks. Fair value and risk exposure calculations are performed daily. Information potentially impacting the credit rating of Group trading activity counterparties is collected and assessed daily. Credit limits are adjusted immediately as new financial data concerning the counterparties becomes available.

Net income generated by Group trading activities, defined as net margin after brokerage fees and net allocations to reserves, amounted to €45 million in the first half of 2003 (compared to €37 million in 2002).

Notional Amounts and Terms

The notional amounts and terms of these instruments are shown hereafter (notional amounts in MMBTU, millions of British Thermal Units, the standard conversion unit for energy contracts):

	As of June 30, 2003		As of December 31, 2002
	Notional Amounts (Net*)	Maximum terms in years	Notional Amounts (Net*)	Maximum terms in years
Commodities	in thousands of MMBTU		in thousands of MMBTU
Electricity	9,730.9		(4,165.7)
Swaps	(2,589.6)	9	(556.3)	9
Options	826.5	3	1,984.4	2
Futures / Forward contracts	11,494.0	5	(5,593.8)	5

Natural gas	3,886.1		(7,332.5)
Swaps	122.2	4	(422.7)	4
Options	2,505.4	3	(910.8)	3
Futures / Forward contracts	1,258.5	4	(5,999.0)	9

Crude oil	(6,016.0)		1,377.5
Swaps	2,255.6	3	0.7	4
Options	(8,271.6)	2	634.8	2
Futures	—	—	742.0	1

Fuel, gas oil and heating oil	(4,274.6)		5,320.4
Swaps	(4,274.6)	2	5,320.4	1
Options	—	—	—	—
Futures	—	—	—	—

Total	3,326.4		(4,800.3)

*	purchase position/(selling position)

Notional amounts reflect the volume of transactions but do not represent the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts do not accurately measure the Group’s exposure to market or credit risks. The maximum terms in years detailed above are not indicative of likely future cash flows, as these positions may be offset in the markets at any time in response to the Group’s price risk management needs, to the extent available in the market.

Average maturity, weighted by volume, of the Group’s commitment portfolio as of June 30, 2003 was approximately 3.4 years, compared to 4.5 years as of December 31, 2002.

Fair value

Fair values as of June 30, 2003 and December 31, 2002 and the average fair value of instruments used in commodity trading activities are set forth below:

(In millions of €)	Fair value as of June 30, 2003	Average fair value during the first half of 2003(a)	Fair value as of December 31, 2002	Average fair value during fiscal 2002(a)
Natural gas and electricity	(19.2)	(18.9)	(8.6)	4.5
Crude oil	3.8	2.4	0.5	0.3
Fuel and gas oil	0.2	(1.0)	(4.4)	(2.9)

Total	(15.2)	(17.5)	(12.4)	1.9

(a)	Month-end positions

These fair values are not representative of probable future cash flows, insofar as the underlying positions are sensitive to price movements and can be modified by new transactions.

The following table presents the fair value of financial instruments held by the Group as of June 30, 2003 as part of its energy trading activities, analyzed by valuation method and maturity.

Fair value calculation method

	Contract fair value as of June 30, 2003
(In millions of €)	2002 <1 year	1 to 5 years	More than 5 years	Total fair value
Listed price on an organized market(a)	(1.9)	(0.9)	—	(2.8)
Price provided by other external sources(b)	(39.1)	11.1	—	(28.0)
Price based on calculation models or other valuation methods(c)	15.4	0.8	(0.6)	15.6

Total	(25.6)	11.0	(0.6)	(15.2)

(a)	Listed price on an organized market: for contracts traded on organized markets, the Group uses the prices published by these markets. Prices are available at the end of each trade day.
(b)	Prices provided by other external sources: for contracts traded over-the-counter, the Group uses prices communicated by brokers. Listed prices on organized markets are directly available to value long-term contracts and swap contracts on commodity and energy markets in which the Group trades. Prices reflect current economic and regulatory conditions on these markets and are subject to short-term modifications reflecting changes in market conditions. The availability of listed prices on organized markets varies depending on the period and commodity. During these periods and in reduced liquidity areas, the Group estimates the price based on organized market prices, prices available on less liquid markets and other fundamental market analyses. The price of transactions performed by the Group is also used to validate the transactions obtained and the prices received from brokers.
(c)	Models and other valuation methods: the Group estimates the fair value of less-standard instruments using models and other valuation techniques which reflect the most relevant available information. Valuation techniques include the valuation of options, statistical analyses and simulations and discounted value concepts including estimation risk and cash flow scheduling measurement and reflecting specific contractual clauses. Assumptions include commodity market prices, or an estimate thereof in the absence of market prices, nil risk discounting rates, volatility factors underlying positions, the estimated correlation of commodity and energy prices, contractual volumes, estimated values, the liquidity of the market on which the contract is traded and the risk premium taken into account by market players when determining fair value. While listed market prices are not available for these derivative contracts themselves, the market price of the underlying commodity is a significant component in the valuation of these contracts.

Changes in fair value

(In millions of €):
Fair value as of December 31, 2002	(12.4)
Contracts unwound or settled in 2003	(43.4)
Initial fair value recorded for new contracts in 2003(a)	—
Fair value movements attributable to changes in appraisal techniques(b)	(0.3)
Other changes in fair value(c)	40.9

Fair value as of June 30, 2003	(15.2)
a) Energy trading contracts presenting unrealized gains or losses from initiation.

b)     Includes fair value movements resulting from changes in valuation techniques, changes in the method of calculating correlations, volatilities and volume forecasts, changes in the market and historical data characteristics used to calculate correlations, volatilities and historical forecasts and also changes in sources or types of assumptions.

c) Represent fair value changes due to market fluctuations (price fluctuations, volatility, etc.).

Credit risk

In conjunction with the valuation of its financial instruments, the Group provides reserves for risks associated with such activity, including credit risk. Credit risk reflects the loss that the Group would incur as a result of nonperformance by counterparties of their contractual obligations. The Group has implemented credit procedures with regard to its counterparties and a risk management policy in order to minimize this risk (evaluation of potential counterparties’ financial condition, including credit rating, security requests, use where possible of standardized agreements which allow for the netting of positive and negative exposures associated with a single counterparty, and collateral requirements).

As of June 30, 2003, 81.5% of counterparties were “investment grade” (82.9% as of December 31, 2002):

	June 30, 2003		December 31, 2002
(In millions of €)	Investment Grade(a)	Total	Investment Grade(a)	Total
Oil and gas producers	9.1	10.2	7.3	9.8
Energy marketers	199.2	238.7	164.1	191.2
Gas and electric utilities	63.3	102.1	168.9	215.4
Financial institutions	68.9	68.9	39.5	41.1
Industrials	—	1.5	7.4	9.0
Organized markets	15.3	15.3	—	0.9

Total	355.8	436.6	387.3	467.4

(a)	The “Investment Grade” column includes transactions with counterparties with a minimum Standard & Poor’s or Moody’s rating of BBB— or Baa3 respectively, or an equivalent Dun & Bradstreet rating. Exceptionally, “Investment Grade” status is also determined using publicly available credit ratings, along with consideration of pledged assets, letters of credit and parent company guarantees.

Market risk:

Value at risk

In accordance with internal risk management procedures, market risk is managed by risk control departments independent of the trading departments which initiate and actively manage the positions. Trading activities expose the Group to market risk resulting from negative movements in commodity and electricity prices. This price risk is generated by the trading activities which manage the positions resulting from the range of products offered to our customers and our production units and positions taken on the Group’s own behalf. The Group assesses, measures and manages the market risk in respect of commodity and electricity positions, on a daily basis, using the value at risk method, together with other market risk limits. The quantification of the market risk using the value at risk approach provides a transversal measure of risk, taking all markets and products into account. The use of these methods requires the determination of key assumptions, and notably the selection of a confidence interval and a holding period.

(In millions of €)	June 30, 2003	2003 Average(a)	2002 Average(a)	2003 High(b)	2003 Low(b)
Value at risk	3.5	4.8	4.6	9.9	3.0

a)	average daily values (100%).
b)	month-end highs and lows observed in 2003.

Value at risk (VAR) represents the maximum potential loss in value in an asset portfolio, based on a given investment period and confidence interval. The value at risk is not necessarily an indication of potential future results. The Group assumes an investment period of 1 day and a confidence interval of 95%.

NOTE 16—Commitments

16.1    Bilateral commitments to purchase

Operating subsidiaries of the Group have entered into various long-term contracts and “take-or-pay” contracts for the purchase or sale of specified quantities of commodities for firm purchases (essentially gas) and electricity or gas for firm sales and related services. Principal future commitments under the Energy contracts are presented below. They are valued at the closing spot rate or the price provided in the contract if this is not exclusively based on market conditions and according to their maturity are discounted based on the issued bond rates of leading companies. The Group is also committed to purchasing and selling future services in the completion of long-term contracts.

In the normal course of activities, certain Group companies have also entered into contracts for the purchase of technical installations with a total value of €1,894 million as of June 30, 2003. These commitments primarily concern the construction of energy production units and the acquisition of equipment comprising turbines, gas power stations and cogeneration plants and incinerators.

(In millions of €)	Firm commodity, combustibles and electricity purchases	Firm electricity and gas purchases	Firm PP&E purchases
2nd half of 2003	2,089.3	4,066.1	259.1
2004	3,297.6	5,544.1	244.8
2005	3,097.9	3,663.4	63.6
2006	2,435.4	3,063.9	55.9
2007	1,969.5	2,356.8	579.1
2008	1,739.0	1,685.1	—
Thereafter	11,959.5	10,005.4	691.0

Total	26,588.2	30,384.8	1,893.5

Finally, the Group is also committed to capital expenditures under certain concession contracts, in the amount of €1,667 million.

16.2    Operating leases which may not be terminated

The Group is committed to operating leases, which may not be terminated, relating to premises, facilities, ships (LNG tankers) or vehicles which expire on various dates during the next few years. The Group considers that, in the normal course of business, contracts expiring will be renewed or replaced.

The present value of minimum future payments in respect of these leases is as follows (in millions of €):

Operating leases
2nd half of 2003	116.7
2004	175.7
2005	149.1
2006	129.7
2007	124.2
2008	141.6
Thereafter	1,025.3

Total	1,862.3

16.3    Other commitments

(In millions of €)	June 30, 2003	Maturing in 2003	Maturing in 2004	Maturing between 2005 and 2008	Maturing thereafter
Commitments given:
Commitments given on contracts	2,343.2	596.4	474.9	229.4	1,042.5
Performance bonds and similar	1,660.0	464.6	325.8	162.1	707.5
Other guarantees given on contracts	683.2	131.8	149.1	67.3	335.0
Financing commitments	6,462.2	901.5	1,909.3	1,626.9	2,024.5
Personal collateral given	1,133.8	444.4	149.3	405.2	134.9
Assets pledged and other collateral given	5,230.2	386.5	1,758.0	1,220.2	1,865.5
Other financing commitments given	98.2	70.6	2.0	1.5	24.1
Other commitments given	5,257.6	1,358.4	611.2	1,385.7	1,902.3
Commitments given on trading activities	934.7	787.8	16.3	14.1	116.5
Other commitments given	4,322.9	570.6	594.9	1,371.6	1,785.8

Total	14,063.0	2,856.3	2,995.4	3,242.0	4,969.3

Commitments received:
Guarantees received on contracts	390.8	124.3	134.8	66.4	65.3
Other financing commitments received	13,760.3	3 168,1	2,986.8	6,782.7	822.7
Credit facilities authorized and available and commercial paper back-up lines	10,268.9	2,612.8	1,324.7	5,977.1	354.3
Securitization (see Note 16.5)	350.1			350.1
Other financing commitments received	3,141.3	555.3	1,662.1	455.5	468.4
Other commitments received	1,816.8	171.3	192.8	53.9	1,398.8
Commitments received on energy trading activities	1,492.5	115.7	114.9	4.0	1,257.9
Other commitments received	324.3	55.6	77.9	49.9	140.9

Total	15,967.9	3,463.7	3,314.4	6,903.0	2,286.8

Commitments given on contracts primarily comprise performance bonds guaranteeing customers the completion of contract services. In terms of the performance bonds, 59% relate to the Environment business line and 41% to the Energy business line. The percentage of the contract covered by the guarantee depends on the location of the contract (10 to 15% of the contract value for normal performance bonds and up to 70% for certain performance bonds).

Other contract guarantees include advance repayment deposits, retention deposits, bid deposits and to a lesser extent guarantees covering advance payments made to sub-contractors.

Financing commitments given comprise personal security granted primarily to creditors of Group equity investees in the amount of €1,134 million, collateral of €5,230 million and other financing commitments given mainly to proportionally consolidated companies of €98 million. In the case of collateral, the assets allocated to guarantee the liabilities are primarily tangible assets (power stations and other installations and equipment) and consolidated investments (€2,431 million) which represent approximately 50% of collateral.

The Group has received financing commitments in the amount of €13,760 million, corresponding primarily to available approved credit facilities and commercial paper back-up lines.

The Group has also given and received commitments (letters of credit, parent company guarantees) in the context of its activities with energy trading counterparties in the amount of €935 million and €1,493 million respectively.

Other commitments given include principally the following transactions:

•	Electrabel entered into a contract to purchase the entire electricity production of Société Hydroélectrique de Montagne (SHEM) and pay an annual fixed amount, net of tax, of between €78 million and €80 million. In addition, it granted SNCF a staggered sale option covering the share capital of this company. The first option comprises two tranches. The first tranche concerns 40% of the share capital for an amount of €337 million and can be exercised between May 1, 2003 and April 30, 2005. The second tranche also concerns 40% of the share capital, has identical financial terms and conditions and must be exercised within a 2-year period, day for day, from the date of exercise of the first tranche, and no later than May 1, 2007. The second option covers the remaining share capital and has the same financial terms and conditions. It may be exercised by SNCF immediately following the second tranche and up to April 30, 2010. However, the strike price of this option decreases over time.

•	With the approval of the Board of Directors of Compagnie Nationale du Rhône, granted in November 2002, Electrabel purchased the interests of several Compagnie shareholders. As shown in Note 9, the shares of various local authorities were acquired during the first half of 2003 and the firm commitments contracted by the Group which have not yet matured as of June 30, 2003 are estimated at around €64 million. In addition, Electrabel and EDF concluded in the first half of 2003 an agreement for the sale of the 22.2% held by EDF in the share capital of Compagnie Nationale du Rhône (CNR). This transaction, subject to conditions to be fulfilled no later than December 25, 2003, completes the various acquisitions performed with local authorities and will give Electrabel a 47.8% interest in CNR for a total investment in 2003 of around €400 million. The CNR, a full-year contributor since April 2001, is the number two French electricity producer.

•	In addition, Energie du Rhône (joint subsidiary of Electrabel, 49%, and CNR, 51%) concluded electricity purchase/sales contracts with Compagnie Nationale du Rhône.

•	The Group granted the purchaser of a 30% interest in Elia System Operator (see Note 2.2), an option for the resale of this interest, eligible for exercise until February 29, 2004. This option, with a strike price equal to the initial consideration paid for the investment, also covers a receivable transferred to the purchaser at the same time. The total amount of this commitment is €221 million.

Finally, SUEZ Group companies are committed by vendor warranties resulting from the sale of activities, and subject to reserves where their exercise is considered probable. Potential liabilities in respect of vendor warranties total €1,363 million.

16.4    Contractual obligations impacting future outflows

The following table presents an estimate of contractual obligations as of June 30, 2003 impacting future cash outflows of the Group. This estimate encompasses Group net debt and, among the off-balance sheet commitments described in Note 16, operating leases, irrevocable commitments under which the Group has undertaken to purchase tangible assets, and other long-term commitments.

	Payments in
(In millions of €)	2nd half of 2003	2004	2005 to 2008	Thereafter	Total
Net debt (including capital leases) (see Note 14.3)	(2,395.5)	5,408.9	6,791.0	10,497.0	20,301.4
Operating leases (see Note 16.2)	116.7	175.7	544.6	1,025.3	1,862.3
Irrevocable purchase commitments	586.9	466.7	1,717.7	691.0	3,462.3
Other long-term commitments	269.1	304.9	567.4	623.6	1,765.0

16.5    Trade receivable securitization program

In January 2002, the Group launched a 5-year European trade receivable securitization program, covering maximum of €800 million in receivables. Trade receivables of the different entities concerned (SITA Group, Elyo Group, Fabricom Group) are sold to a special-purpose securitized debt fund which secures refinancing on the commercial paper market. The debtors of the assets concerned are primarily local authorities and companies.

SUEZ guarantees the securitized debt fund against certain risks: initial losses on receivables, interest expense and the concentration of receivables on a single counterparty. SUEZ deposits amounts with the securitized debt fund in respect of this guarantee, the level of which is determined by the level of receivables outstanding and their performance. Payments overdue more than 180 days are refinanced by the transferor via a drawdown by the securitized debt fund on the deposit account.

As of June 30, 2003, securitized debt outstanding totaled €449.9 million and the deposit €91.0 million. As of June 30, 2003, this deposit is not covered by any reserves.

The program provides for certain cases of early resolution; in particular, the transfer of new receivables to the securitized debt fund would no longer be possible if the credit rating of GIE SUEZ Alliance fell below Baa1.

The summary balance sheet of the European securitized debt fund as of June 30, 2003 is as follows (in millions of €):

Assets		Liabilities
Securitized debt	449.9	Ordinary shares	358.9
		Liabilities	91.0

Total	449.9	Total	449.9

The Group also continued its US securitization program, subject to a maximum outstanding of US$ 150 million. Securitized debt outstanding totals US$146.3 million and the deposit US$40.9 million, as of June 30, 2003.

NOTE 17—Disputes and other exceptional events

The Group is involved with various claims and disputes with its customers that arise in the ordinary course of business and with tax authorities in certain countries. The Group estimates its liability based on its historical experience with similar type claims or on expert advice. In the opinion of management, the amount of any ultimate liability with respect to these claims will not materially affect the Group’s consolidated financial statements, results of operations or gross cash flow.

•	Competition and integration

Energy:

In Belgium, Electrabel operates in partnership with municipalities, through mixed inter-municipal companies, to distribute gas, electricity and distribution signals. Electrabel and the municipalities have signed agreements for the supply of electricity to eligible customers who have not expressly chosen another supplier. These agreements, equivalent to vertical integration, have been or are being examined by the Belgian competition authorities.

Environment:

In France, the anti-trust council considered that the existence of water distribution companies equally held by CGE and Lyonnaise des Eaux gave rise to a joint control situation between the two groups; nevertheless, it did not levy sanctions, but requested the French Economy Minister to order the two companies to amend or terminate the agreements which led them to combine their resources in joint subsidiaries.

On February 18, 2003, the Paris Court of Appeal confirmed this decision, underlining the considerable latitude granted to the Minister for the response, in principle as well as terms and conditions.

The Minister is awaiting the outcome of the appeal lodged by CGE before adopting any position.

•	Disputes and arbitration

The Belgian Tax Authorities have assessed Tractebel for an amount of €188 million in respect of past investments in Kazakhstan. Tractebel has appealed this assessment and, based on the advice of legal counsel, considers this claim to be without foundation.

Additionally, in the course of its operations, the Group disposes of various business activities and is subject to claims from the acquirers of those businesses. Claims are analyzed by the Group’s legal department and with outside counsel. Based on the advice of legal counsel, the Group assesses the merits of the claim. While it is not possible to predict with certainty the outcome of these cases, it is the opinion of management based on discussions with legal counsel that certain of these claims are without merit and the Group intends to defend itself vigorously in these matters.

For certain other matters, the Group records an accrual based on the advice of legal counsel for the best estimate of the resolution of the claim. In the opinion of the Group, amounts accrued for claims is adequate and the ultimate resolution of these matters will not have a material effect on the Group’s consolidated financial statements, results of operations or cash flows.

The Group regularly reviews these disputes, notably when new facts are brought to its attention.

Finally, the Group operates in industries and in countries where regulations and laws concerning environmental protection are increasing. The reasonably estimable future costs of probable environmental obligations have been provided for in the Group’s consolidated financial statements and are included under the Reprocessing and storage of nuclear fuels, Dismantling of nuclear power stations, Site rehabilitation and Other contingencies and losses captions described in Note 13. As the scope of environmental obligations becomes better defined, there may be changes in the estimated future costs. The ultimate amount of such future costs cannot be determined due to such factors as the unknown magnitude of possible contamination, the unknown timing and extent of corrective actions that may be required and the determination of the Group’s liability in proportion to other responsible parties. While it is not possible at this time to establish the ultimate amount of liability with respect to future environmental cost, the Group does not expect that these contingencies will materially affect its consolidated financial statements.

NOTE 18—Segment information

The Group primarily operates and manages three business segments (Energy, Environment-Local Services, Environment-Industrial Services). Each of these business segments is managed separately because each business develops, manufactures and sells distinct products and services, or targets specific customer segments. The activities of the different business segments are as follows:

Energy—The subsidiaries operating in this business segment may be involved in the production, transmission and distribution of electricity or gas, the operation of cogeneration and waste-to-energy facilities, and the provision of facility management services.

Environment—Local Services (SELS)—The subsidiaries operating in this business segment provide private individuals and local authorities (i) water management and water treatment services under concession contracts (Water management), (ii) water purification facility design and construction (Turnkey engineering) and (iii) waste collection and treatment services including sorting, recycling, composting, landfilling and hazardous waste treatment.

Environment—Industrial Services (SEIS)—The subsidiaries operating in this business segment provide industrial process facility services (Water treatment) to industrial customers.

A reconciliation of segment information to consolidated figures is provided below.

Segment profit/(loss) is operating income before depreciation, amortization and provisions plus financial income (loss) other than interest paid and received plus income of companies accounted for under the equity method (EBITDA).

Segment net assets correspond to resources committed to the development of each of the Group’s business segments (capital employed) and represent total assets adjusted primarily for special concession accounts, reserves for contingencies and losses, accounts payable, deferred income, cash and cash equivalents and marketable securities.

The accounting principles applied to segment information are those applied for the consolidated financial statements.

Employee numbers presented are period-end figures for fully consolidated companies (employees of all categories with permanent, fixed-term or training contracts).

Information by business segment

(In millions of €, except employees)	Energy	SELS	SEIS	Other	Total
June 2003
Segment revenues	13,092.2	5,920.9	1,293.4	377.5	20,684.0
Income from companies accounted for under the equity method	78.6	—	0.4	4.7	83.7
Segment profit (EBITDA)	2,217.5	983.4	213.8	47.1	3,461.8
Segment net assets	16,788.1	9,862.7	4,912.0	2,807.0	34,369.8
Capital expenditure	751.3	503.4	59.8	37.1	1,351.6
Employees	89,461	94,358	11,825	509	196,153

December 2002
Segment revenues	24,242.3	12,938.5	2,958.9	644.2	40,783.9
Income from companies accounted for under the equity method	60.7	(21.7)	1.1	11.3	51.4
Segment profit (EBITDA)	4,125.4	2,379.9	535.9	212.5	7,253.7
Segment net assets	17,513.0	14,454.1	5,250.2	5,523.4	42,740.7
Capital expenditure	2,204.6	1,647.4	143.0	162.8	4,157.8
Employees	88,811	97,040	11,912	987	198,750

June 2002
Segment revenues	11,933.4	6,088.8	1,494.7	310.2	19,827.1
Income from companies accounted for under the equity method	(1.2)	(18.2)	0.0	3.2	(16.2)
Segment profit (EBITDA)	2,441.6	1,192.4	248.7	213.8	4,096.5
Segment net assets	20,337.2	15,527.2	5,580.5	5,771.7	47,216.6
Capital expenditure	1,092.8	730.5	48.9	81.7	1,953.9
Employees	85,000	90,947	11,853	1,100	188,900

Information by geographical area (destination for revenues)

(In millions of €)	France	Belgium	UK	Other EU Countries	Other European countries	North America	South America	Asia and Oceania	Africa	Total
June 2003
Revenues	4,781.0	5,893.7	738.7	3,896.8	720.2	2,527.2	832.9	1,004.6	288.9	20,684.0
Net assets	3,213.8	3,255.6	1,267.2	7,255.8	1,072.2	10,580.2	5,069.8	2,762.5	(107.3)	34,369.8
Employees	61,045	28,302	8,520	43,493	4,583	17,945	21,323	6,414	4,528	196,153

December 2002
Revenues	9,542.3	10,513.3	2,390.7	7,496.2	1,280.1	4,659.9	2,098.1	1,872.5	930.8	40,783.9
Net assets	5,787.0	4,564.4	5,224.2	7,265.9	1,001.6	11,410.2	4,857.1	2,460.8	169.5	42,740.7
Employees	60,550	29,900	12,650	39,900	6,800	17,850	20,500	6,000	4,600	198,750

June 2002
Revenues	4,578.8	5,295.3	1,128.5	3,541.2	426.7	1,986.4	1,421.6	1,108.6	340.0	19,827.1
Net assets	5,611.4	8,127.6	4,986.0	7,567.7	791.0	11,044.6	5,917.2	2,894.2	276.9	47,216.6
Employees	59,400	32,000	12,000	40,000	3,500	10,000	21,000	6,500	4,500	188,900

Reconciliation of segment profit (EBITDA) to operating income

(In millions of €)	June 30, 2003	December 31, 2002	June 30, 2002
Segment profit (EBITDA)	3,461.8	7,253.7	4,096.5
Depreciation, amortization and provisions	(1,495.6)	(3,070.8)	(1,557.9)
Share in income of companies accounted for under the equity method	(83.7)	(51.4)	16.2
Other financial income/(loss)	(66.4)	(358.9)	(266.1)
Other operating items	(26.0)	(65.0)	(31.1)

Group consolidated operating income	1,790.1	3,707.6	2,257.6

Reconciliation of segment net assets to consolidated total assets

(In millions of €)	June 30, 2003	December 31, 2002
Segment net assets	34,369.8	42,740.7
Goodwill amortization	(2,281.6)	(2,283.6)
Loans and receivables related to affiliates	1,393.4	1,736.4
Special concession accounts	4,884.0	4,849.2
Reserves for contingencies and losses	10,754.3	10,208.1
Accounts payable	14,081.5	14,745.7
Deferred income	2,857.1	2,977.6
Marketable securities, cash and cash equivalents	11,222.4	8,538.9
Adjustments to intangible fair value(a)	(28.4)	638.3

Total assets	77,252.5	84,151.3

(a)	Adjustment enabling the adoption, for goodwill and fair value adjustments to intangible assets, of identical treatment in the net assets calculation (inclusion of their gross value only, excluding deferred tax impact).

NOTE 19—Events subsequent to the half-year closing

19.1    Ondeo Nalco sale

On September 3, 2003, the Group concluded the sale of Ondeo Nalco to a consortium composed of The Blackstone Group, Apollo Management L.P., and Goldman Sachs Capital Partners.

The sale was arranged through a competitive private bidding process in the first half of the year. An exceptional provision in the amount of €700 million was recorded to cover the capital loss on the sale estimated in the June 30, 2003 financial statements. The $3.8 billion reduction in the Group’s debt will be recorded once the shares are transferred.

For its annual financial statements, the Group intends to use the alternative treatment permitted by the 99-02 regulation, allowing the Ondeo Nalco contribution to be shown in the income statement as of January 1, 2003 until the date of transfer of control.

The application of this method to the published consolidated financial statements for the half-year ended June 30, 2003 would have given rise to a €3.7 billion reduction in intangible assets (€2.3 billion in goodwill) and a €1.3 billion decrease in operating liabilities.

The Group consolidated income statement for the half-year ended June 30, 2003, with Ondeo Nalco having been accounted for under the equity method, is as follows:

INCOME STATEMENT	June 30, 2003 published	June 30, 2003 with equity accounting of Ondeo Nalco
Revenues	20,684.0	19,453.7
Operating income	1,790.1	1,664.2

Financial loss	(473.2)	(458.9)

Current income	1,316.9	1,205.3

Exceptional loss	(2,016.0)	(1,999.1)
Income tax	(360.5)	(332.0)
Share in income of companies accounted for under the equity method	83.7	102.7
Amortization of goodwill	(185.1)	(137.9)

Net loss	(1,161.0)	(1,161.0)

19.2    Sale of Cespa

On August 29, 2003, the SUEZ and Agbar groups concluded an agreement with Ferrovial for the sale of their interest in Cespa and 50% of Ecocat to Ferrovial Servicios SA (wholly owned Ferrovial SA subsidiary). The initial price of the transaction was fixed at €514.5 million, and will be adjusted upon the effective transfer of shares. This transaction should result in a net debt decrease of around €0.6 billion, but remains subject to the various authorizations. The impact of this transaction will be reflected in the consolidated financial statements for the second half of 2003.

NOTE 20—List of the main consolidated companies as of June 30, 2003

The list of main consolidated companies below includes significant operating entities and the holding companies of operating sub-groups comprising individually insignificant subsidiaries.

		% economic interest		% voting interest		Consolidation method
Company Name	Address of head office	June 2003	Dec. 2002	June 2003	Dec. 2002	June 2003	Dec. 2002
ENERGY
TRACTEBEL	Place du Trône 1 B-1000 Brussels—Belgium	100	100	100	100	FC	FC
ELECTRABEL	Boulevard du Regent, 8-1000 Brussels—Belgium	47	45	47	45	FC	FC
ELIA / ELIA SYSTEM OPERATOR	Boulevard de l’Empereur, 20-1000 Brussels—Belgium	30	29	70	70	EM	EM
ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Regent, 8-1000 Brussels—Belgium	47	45	100	100	FC	FC
ELCTRABEL NETMANAGEMENT FLANDERS	Guldensporenpark 52-56-9820 Merelbeke—Belgium	47	—	100	—	FC	—
DISTRIGAZ	Avenue des Arts, 31-1040 Brussels—Belgium	47	47	55	55	FC	FC
FLUXYS	Avenue des Arts,31-1040 Brussels—Belgium	47	47	55	55	FC	FC
DUNAMENTI	Eronu Ut2 2440 Szazhalombatta, PF 28, Hungary	35	34	75	75	FC	FC
ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, postbus 10087, 8000GB Zwolle, The Netherlands	47	45	100	100	FC	FC
ENERGIE SAARLORLUX GmbH	Richard Wagner Strasse 14-16, 66111 Saarbrücken—Germany	24	23	51	51	FC	FC
POLANIEC	Via Piave N° 6 Rosignano Maritimo, Italy	47	18	100	39	FC	EM
ROSIGNANO ENERGIA SPA	Via Piave N° 6 Rosignano Maritimo, Italy	46	45	100	100	FC	FC
ACEA ELECTRABEL SPA	P. le Ostiense, 2, Roma, Italy	19	—	40	—	PC	—
ACA ELECTRABEL PRODUZIONE SPA	Contrada Selva, 496, Altino, Italy	32	—	70	—	PC	—
ACEA ELECTRABEL TRADING SPA	Via Flaminia, 133/137, Roma, Italy	23	—	50	—	PC	—
ACEA ELECTRABEL ENERGIA SPA	Via Flaminia, 133/137, Roma, Italy	19	—	40	—	PC	—
ACEA ELECTRABEL ELETTRICITA	P. le Ostiense, 2, Roma, Italy	19	—	40	—	PC	—
TIRRENO POWER SPA	Largo Lamberto Loria,3 Roma, Italy	16	—	35	—	PC	—
TRACTEBEL ENERGIA (ex GERASUL)	Rua Deputado A. Edu Vieira 999 Pantanal, Florianopolis SC, Brazil	78	78	78	78	FC	FC
ITASA	986, Bela Cintra, 12e Andar, Sao Paulo, Brazil	38	38	49	49	PC	PC
LITORAL GAS	Mitre G21 2000 Rosario-Prov. De Santa Fe, Argentina	63	63	90	90	FC	FC
TRACTEBEL INC (USA)	Suite 900—1177 West Loop South 77027-2427 Houston, Texas—USA	100	100	100	100	FC	FC
TRACTEBEL THAILAND	26th Floor, M. Thai Power 87, Wireless road, Phatum Wan, Bangkok 10330, Thailand	100	100	100	100	FC	FC
TRACTEBEL LNG NORTH AMERICA	2, Seaport Lane, Boston MA 02210, USA	100	100	100	100	FC	FC

		% economic interest		% voting interest		Consolidation method
Company Name	Address of head office	June 2003	Dec. 2002	June 2003	Dec. 2002	June 2003	Dec. 2002
ELYO	235, av. Georges Clémenceau 92000 Nanterre—France	100	100	100	100	FC	FC
AXIMA WINTERTHUR (ex Sulzer Infra)	Zürcherstrasse 12, CH 8401 Winterthur, Switzerland	100	100	100	100	FC	FC
ENDEL	15, rue Saint-Denis 93125 La Courneuve Cedex—France	100	100	100	100	FC	FC
FABRICOM	Rue de Gatti de Gamond 254-1180 Brussels—Belgium	100	100	100	100	FC	FC
GTI	Kosterijland 50, 3981 AJ Bunnik, The Netherlands	100	100	100	100	FC	FC
INEO	72, rue Gabriel Péri BP 510 92542 Montrouge—France	100	100	100	100	FC	FC

		% economic interest		% voting interest		Consolidation method
Company Name	Address of head office	June 2003	Dec. 2002	June 2003	Dec. 2002	June 2003	Dec. 2002
SELS
LYONNAISE DES EAUX (FRANCE)	18 Square Edouard VII, 75009 Paris—France	100	100	100	100	FC	FC
ONDEO	18 Square Edouard VII, 75009 Paris—France	100	100	100	100	FC	FC
ONDEO DEGREMONT	183, avenue du 18 juin 1940 92500 Rueil Malmaison—France	100	100	100	100	FC	FC
HISUSA	Paseo de San Juan, 39, 08009 Barcelona—Spain	51	51	51	51	PC	PC
AGBAR	Paseo de San Juan, 39, 08009 Barcelona—Spain	26	26	(consolidated by Hisusa)		PC	PC
AGUAS ANDINAS	Avenida Presidente Balmaceda 1398, Piso—4, Santiago—Chile	32	32	100	52	FC	FC
AGUAS ARGENTINAS	Reconquista 823, 1003 Buenos Aires—Argentina	46	46	40	40	FC	FC
AGUAS CORDOBESAS	Rivadavia 126 Ciudad de Cordoba 5000—Cordoba, Argentina	44	44	39	39	FC	FC
AGUAS PROVINCIALES DE SANTE FE	Cordoba 844, piso 5 Rosario 2000—Argentina	58	58	52	52	FC	FC
EAU ET FORCE	300, rue Paul Vaillant Couturier—BP 712—92007 Nanterre—France	100	100	100	100	FC	FC
EAUX DE MARSEILLE	25, rue Edouard-Delanglade 13006 Marseille—France	49	49	50	50	PC	PC
EAUX DU NORD	217, Bd de la Liberté BP 329 59020 Lille Cedex—France	50	50	50	50	PC	PC
EURAWASSER	Carl-Hopp-Strasse 1, D-18069 Rostock—Germany	100	100	100	100	FC	PC
LYDEC	20, boulevard Rachidi, Casablanca—Morocco	60	60	59	59	FC	FC
NORTHUMBRIAN WATER	Regent Centre, Gosforth, Newcastle upon Tyne NE3 3PX—U.K.	25	100	25	100	EM	FC
SINO FRENCH HOLDING (SFH)	New Worl Tower 29/f 16-18 Queensroad Central Hong Kong	30	30	50	50	EM	PC
S.A.A.M. (Sociedad de Abstecimiento de Aguas de Macau)	82, avenue do Conselheiro Borja PO BOX 115 Macau	26	26	(consolidated by SFH)		EM	PC
S.C.M. (SDEI)	988, chemin Pierre Drevet 69140 Rillieux la Pape—France	100	100	100	100	FC	FC
STEPHANOISE DES EAUX	28, rue Eugène Beaune 42043 Saint-Etienne Cedex—France	50	50	50	50	PC	PC
UNITED WATER RESOURCES	200 Old Hook Road, Harrington Park New Jersey USA	100	100	100	100	FC	FC
SUEZ ENVIRONNEMENT	18, Square Edouard VII, 75009 Paris—France	100	100	100	100	FC	FC
SITA HOLDINGS UK LTD	Grenfell road, Maidenhead, Berkshire SL6 1ES, U.K.	100	100	100	100	FC	FC
SITA DEUTSCHLAND GmbH	Industriestrasse 161 D-50999, Köln, Germany	100	100	100	100	FC	FC
SITA NEDERLAND	Mr. E.N. van Kleffensstraat 6, Postbis 7009, NL—6801 HA Amhem, The Netherlands	100	100	100		100	FC
CESPA (a)	Henao, 20 entreplanta—Bilbao—Spain	63	63	(consolidated by SITA and Agbar)		FC	FC
ENVIRONMENT—Industrial Services (SEIS)
ONDEO NALCO	Nalco Chemical Company—One Nalco Center—Naperville IL 60563—1198—U.S.A.	100	100	100	100	FC	FC
COMMUNICATION
CODITEL	Rue des Deux Eglises 26, 1000 Brussels—Belgium	79	79	79	79	FC	FC
SUEZ LYONNAISE COMMUNICATION (NOOS)	20 Place des Vins de France— 75614 Paris cedex 12—France	50	50	50	50	PC	PC
METROPOLE TV	89, avenue Ch. de Gaulle, 92200 Neuilly s/Seine—France	38	38	34	34	PC	PC

Other activities

Company Name	Address of head office	% economic interest		% voting interest		Consolidation method
		June 2002	Dec. 2001	June 2002	Dec. 2001	June 2002	Dec. 2001
OTHER INVESTMENTS
Société Générale de Belgique	Rue Royale, 30, 1000 Brussels—Belgium	100	100	100	100	FC	FC
REAUMUR PARTICIPATIONS	115, Rue Réaumur—75002 Paris—France	100	100	100	100	FC	FC
SI FINANCES	68, Rue du Faubourg Saint-Honoré—75008 Paris—France	100	100	100	100	FC	FC
GIE—SUEZ ALLIANCE	16, rue de la Ville l’Evêque—75383 Paris Cedex 08— France	100	100	100	100	FC	FC
SUEZ INDUSTRIAL SOLUTIONS	94, Rue de Provence—75009 Paris— France	100	100	100	100	FC	FC
UMICORE	Rue du Marais, 31—1000 Brussels— Belgium	29	31	29	31	EM	EM

Note:

FC	= fully consolidated
EM	= accounted for under the equity method
PC	= proportionally consolidated

(a)	Group held 50/50 by Sita and Agbar, sold in second half of 2003.

SUEZ

Société Anonyme

16, rue de la Ville l’Evêque

75008 Paris

STATUTORY AUDITOR’S REVIEW REPORT ON

THE HALF YEAR CONSOLIDATED FINANCIAL

STATEMENTS

Period from January 1st to June 30, 2003

Barbier Frinault & Autres	Deloitte Touche Tohmatsu - Audit
Ernst & Young	185, avenue Charles-de-Gaulle
41, rue Ybry	B.P. 136
92576 Neuilly-sur-seine Cedex	92203 Neuilly-sur-Seine Cedex

SUEZ

Société Anonyme

16, rue de la Ville l’Evêque

75008 Paris

STATUTORY AUDITORS’ REVIEW REPORT ON THE HALF YEAR

CONSOLIDATED FINANCIAL STATEMENTS

Period from January 1st to June 30, 2003

Pursuant to article L. 232-7 of the French Companies Act (Code de commerce), we have reviewed the accompanying half year consolidated financial statements of SUEZ, covering the period from January 1st to June 30, 2003 and verified the information contained in the half year management report.

The half year consolidated financial statements are the responsibility of your Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. Those standards require that we perform limited procedures, to obtain an assurance, which is less than obtained in an audit, as to whether the half year consolidated financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information that we deemed necessary.

Based on our review, nothing has come to our attention that causes us to believe that the half year consolidated financial statements, prepared in accordance with accounting principles generally accepted in France, do not give a true and fair view of the financial position and the assets and liabilities of the Group as at June 30, 2003 and of the results of its operations for the six month period then ended.

Without qualifying the conclusions expressed above, we draw attention to note 1 to the half year consolidated financial statements which describes the change in accounting principles relating to the presentation of energy proprietary trading activities which are presented after netting of the purchases and the sales, on the line “Revenues” as from January 1st 2003.

We have also verified, in accordance with professional standards applicable in France, the information contained in the half year management report supplementing the half year consolidated financial statements submitted to our review.

We have no comment to make as to the consistency with the half year consolidated financial statements and fairness of the information contained in the half year management report.

This is a free translation of the original French text for information purposes only.

Neuilly-sur-Seine, September 04, 2003

The Statutory Auditors

Barbier Frinault & Autres	Deloitte Touche Tohmatsu - Audit

Ernst & Young
/s/ CHRISTIAN CHOCHON	/s/ JEAN-PAUL PICARD
Christian Chochon	Jean-Paul Picard

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : October 3, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary